Management Information Circular	Zi Corporation

2007 Management Information Circular
&
Notice of Annual and Special Meeting of Holders of Common Shares
to be held on July 26, 2007

Management Information Circular	Zi Corporation

Zi Corporation

Notice of Annual and Special Meeting of Holders of Common Shares

Notice is hereby given that the annual and special meeting (the "Meeting") of holders of common shares of Zi Corporation will be held at the Metropolitan Conference Centre, 333 4th Ave SW, Calgary, Alberta in the Plaza Room at 10:00 AM (Calgary time) on Thursday, July 26th, 2007 for the following purposes:

1.	To receive the audited consolidated financial statements for the year ended December 31, 2006.

2.	To elect the board of directors for the ensuing year.

3.	To appoint Ernst & Young LLP, Chartered Accountants as the auditor for the ensuing year and to authorize the board of directors to fix their remuneration.

4.

To consider, and if thought appropriate, to approve, with or without variation, an ordinary resolution, as more particularly set forth in the accompanying management information circular prepared for the purposes of the meeting relating to the approval of the revised stock incentive plan of the Corporation.

5.	To transact such other business as may be properly brought before the meeting.

Shareholders who are unable to attend the meeting in person are requested to date and execute the enclosed form of instrument of proxy and return it in the envelope provided for that purpose.

Dated at the City of Calgary, in the Province of Alberta, effective this 26th day of June 2007.

By order of the Board of Directors

"Milos Djokovic"
Milos Djokovic
President & Chief Executive Officer

NOTE:

It is desirable that as many shares as possible be represented at the meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible. To be valid, proxies must be delivered to Olympia Trust Company, 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6, at least 48 hours prior to the Meeting or any adjournment thereof.

Management Information Circular	Zi Corporation

MANAGEMENT INFORMATION CIRCULAR

Solicitation of proxies

This Management Information Circular (the "Circular") is provided in connection with the solicitation of proxies by management of Zi Corporation (the "Corporation" or "Zi") for the annual and special meeting of holders of common shares ("Common Shares") of the Corporation to be held on July 26, 2007, in at 10:00 AM (Calgary time) in the Plaza Room at the Metropolitan Conference Centre, 333 4th Ave SW, Calgary, Alberta, (the "Meeting") or at any adjournment thereof for the purposes set out in the accompanying notice of meeting. Unless otherwise stated, information contained in this Circular is given as at the June 25, 2007 (hereinafter defined as the Record Date).

The solicitation of proxies will be primarily by mail, but certain employees of Zi may also solicit proxies personally by telephone, facsimile or personal interview. In accordance with National Instrument 54-101 Communications with Beneficial Holders of Securities of a Reporting Issuer, arrangements have been made with brokerage houses, clearing agencies, custodians, nominees, fiduciaries and other intermediaries to forward solicitation materials to the beneficial owners of common shares held as of the record date. Zi will pay these companies a reasonable fee for their services and the costs of solicitation will be borne by Zi.

Appointment and Revocation of Proxies

Milos Djokovic, the President & Chief Executive Officer of the Corporation, and Blair Mullin, the Chief Financial Officer of the Corporation, have been selected by the management of the Corporation as management designees and have indicated their willingness to represent the shareholder who appoints them as proxy. A shareholder has the right to designate a person (who need not be a shareholder) other than Milos Djokovic and Blair Mullin to represent him or her at the Meeting. You may designate your own proxy by inserting the name of the designated person in the space provided on the enclosed instrument of proxy and deleting the names of the management designees, or you may complete another proper instrument of proxy. A shareholder should notify the nominee of the appointment, obtain a consent to act as proxy and should provide instructions on how the common shares are to be voted. The instrument of proxy should be dated and executed by the shareholder or an attorney authorized in writing. If an attorney executed the proxy, attach proof of authorization.

To be valid, the instrument of proxy must be completed and delivered to Olympia Trust Company, 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6, at least forty-eight (48) hours (excluding Saturdays and holidays) before the time of the Meeting or any adjournment thereof.

A shareholder who has given a proxy may revoke it any time before it is exercised, by delivering an instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal executed by a duly authorized officer or attorney of the corporation, to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting his or her or its Common Shares.

Interest of certain persons and companies on matters to be acted upon

Other than as set forth herein or as previously disclosed by the Corporation, the Corporation is not aware of any material interest, direct or indirect of: (i) any person who has been a director or executive officer of Zi since January 1, 2006, (ii) any proposed nominee for election as a director or (iii) any associate or affiliate of any of the foregoing in any matter, other than the election of directors, to be acted upon at the Meeting.

Advice to beneficial shareholders

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder's name. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Management Information Circular	Zi Corporation

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Corporation. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP") in Canada. ADP typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to ADP (or instructions respecting the voting of Common Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to vote the Common Shares. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder should enter their own names in the blank space on the form of proxy provided to them by their brokerand return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Circular and the accompanying instrument of proxy and notice of meeting are to registered shareholders unless otherwise stated.

Voting of proxies

All Common Shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot). Where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification, the management designees, if named as proxy, will vote in favour of the matters set out therein.

The enclosed instrument of proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the notice of meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

Management Information Circular	Zi Corporation

Voting Shares and Principal Holders Thereof

Holders of Common Shares of record at the close of business on June 25, 2007, (the "Record Date") are entitled to vote their Common Shares at the Meeting on the basis of one vote for each Common Share held. As at the Record Date, the Corporation has authorized capital consisting of an unlimited number of Common Shares, without nominal or par value, of which 50,557,957 are issued and outstanding. If the holder transfers his or her shares after the close of business on the Record Date, and such transferee produces properly endorsed share certificates to the transfer agent of the Corporation or otherwise establishes his or her ownership of the shares, at least ten (10) days prior to the Meeting, then the transferee may vote those shares.

By-Law No. 1 of the Corporation provides that the holder or holders of five (5%) percent of the shares entitled to vote at the Meeting present in person or represented by proxy constitute a quorum, irrespective of the number of persons actually present at the Meeting.

To the knowledge of the Corporation, the following table sets forth as at the Record Date, the names of each of the persons or entities who beneficially hold, directly or indirectly, or exercise control or direction over more than ten percent (10%) of the voting rights attached to the issued and outstanding shares of the Corporation entitled to vote at the Meeting.

Name and municipality	Beneficial number of Common Shares held	Percentage of total voting rights
Marty Steinberg, Receiver(1) Miami, Florida	18,718,008	37.0%

Notes:
(1)

Marty Steinberg has represented to the Corporation that he is the court appointed Receiver of Lancer Management Group LLC, and related entities to Lancer Management Group LLC and responsible person for other related parties that are currently debtors in possession under a Chapter 11 case pending before United States courts. Marty Steinberg is a lawyer with and represented by the law firm Hunton & Williams LLP of Miami, Florida. The information provided herein is based upon filings made on the SEDI insider trading reporting system in Canada and on a Schedule 13D (the "Schedule 13D") filed on December 11, 2003 with the SEC by Marty Steinberg, Esq., as Receiver (the "Receiver") of Lancer Management Group, LLC, Lancer Management Group II, LLC, Lancer Offshore, Inc., Lancer Partners, LP, LSPV, Inc., LSPV, LLC, Omnifund, Ltd, G.H. Associates, Inc., and Alpha Omega Group (the "Receivership Entities"). In the Schedule 13D the Receiver states that due to the poor condition of the records of the Receivership Entities he does not represent the truthfulness or accuracy of the Schedule 13D and the Corporation takes no responsibility for the information provided herein based on the Schedule 13D. The Schedule 13D was amended on April 11, 2007.

Particulars of Matters to be Acted Upon

To the knowledge of the board of directors of the Corporation (the "Board"), the only matters to be brought before the Meeting are those matters set forth in the accompanying notice of Meeting.

1.     Management Report

The Board has approved the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2006 and the report of the auditors thereon.

2.     Election of Directors

The Board currently consists of six members. It is the intention of the management designees, if named as proxy, to vote for the election of the persons set forth in the table below. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his or her proxy that his or her shares are to be withheld from voting upon the election of directors. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the bylaws of the Corporation.

Management Information Circular	Zi Corporation

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, his principal occupation at the present time and during the preceding five (5) years, all positions and offices in the Corporation presently held by him, his municipality of residence, the date upon which he commenced serving as a director, and the number of Common Shares of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised as of the Record Date.

Name	Principal occupation	Position or office within Corporation	Year became a director	Number of Common Shares beneficially owned at the Record Date (1)
Milos Djokovic Parker, Colorado, USA	President and Chief Executive Officer of the Corporation since May 2006 and Chief Technology & Operating Officer of the Corporation from October 2004 to May 2006. Prior thereto, Associate Partner at Accenture Ltd. from October 2003 to October 2004. Prior thereto, senior Vice President Technology, Strategy and Solutions with TeleTech Holdings Inc. from 1998 to 2003.	President and Chief Executive Officer and Director	2006	nil
H. Donald Hyde Calgary, Alberta	Chartered accountant practicing as a sole practitioner since 1991.	Director	2003	12,495
Donald Moore Miami, Florida, U.S.A.	Principal and director of Fundamental Management Corporation since March 2003. Corporate and Securities Attorney with Holland & Knight, LLP since December 2005. Prior thereto, an attorney with Fowler, White, Burnett P.A. from 2002 to 2005. Prior thereto, President of Rebelyon Capital & Management Inc. from 1997 to Present.	Director	2004	12,695
Robert P. Stefanski Palo Alto, California, U.S.A.	Executive Vice President of TIBCO Software Inc., a software company headquartered in Palo Alto, California since January 2007. Prior thereto, Executive Vice President and Secretary to the board of directors of TIBCO Software Inc. from November 1996 to January 2003.	Director	2006	nil
George C. Tai Calgary, Alberta	Partner of Carscallen and Leitch LLP, Barristers and Solicitors since June 2004. Prior thereto, VP General Counsel of Value Creation Group from June 2003 to June 2004. Prior thereto, COO & General counsel of Zi Corporation from February 2000 to May 2003.	Director	2007	nil
Andrew Gertler Montreal, Quebec	Vice President of Lester Asset Management since July 2006. Prior thereto, Chairman and Chief Executive Officer of Neutron Enterprises, Inc. from August 2004 to July 2005. Prior thereto, Managing Director of Gestion Jean Paul Auclair from April 2001 to April 2004	Director Nominee		nil

Notes:

(1)     Does not include Common Shares reserved for issuance upon exercise of stock options and restricted stock units.

Pursuant to a Settlement Agreement dated February 22, 2007 among Marty Steinberg as Receiver of the Lancer entities, Michael Lobsinger and the Corporation, which became effective on April 10, 2007, it has been agreed that the Receiver will be entitled to designate two persons as director nominees and Michael Lobsinger will be entitled to designate two persons as director nominees for election at the Meeting. The Receiver's nominees are Mr. Moore and Mr. Stefanski and Mr. Lobsinger's nominees are Mr. Hyde and Mr. Gertler.

3.     Appointment of Auditor

The auditor of the Corporation is Ernst & Young LLP, Chartered Accountants of Calgary, Alberta. Unless directed otherwise by a proxyholder, it is the intention of the management designees to vote in favour of the resolution appointing Ernst & Young LLP as the auditor for the Corporation for the ensuing year and authorizing the directors to fix the compensation of the auditor.

Management Information Circular	Zi Corporation

4.     Approval of New Stock Option Plan

Over the course of recent years, the Toronto Stock Exchange (the "TSX") has adopted new rules and regulations in respect of security based compensation arrangements so as to allow corporations listed on the TSX greater flexibility in respect of security based compensation arrangements. Specifically, unlike previous rules and regulations of the TSX which required a corporation listed on the TSX to obtain shareholder approval for a fixed number of securities be set aside for issuance under a security based compensation plan, the new rules and regulations of the TSX now afford corporations listed on the TSX to adopt security based compensation arrangements on a "revolving" and "reloading" basis up to a specified amount of their outstanding share capital, subject to TSX and shareholder approval.

In order to afford the Corporation greater flexibility in respect of its security based compensation, the management of the Corporation proposes to seek shareholder approval for the adoption of a new stock incentive plan (the "New Plan") of the Corporation in compliance with the new rules and regulations of the TSX. The New Plan is attached as Schedule A. The New Plan provides that stock options, restricted stock awards (in the case of participants subject to taxation in the United States) and restricted stock unit awards (in the case of participants subject to taxation in Canada) may be granted by the Corporation to officers, directors, employees and service providers of the Corporation, or of any affiliate or subsidiary of the Corporation (the "Participant") from time to time up to a maximum of fifteen (15%) percent of the Corporation's issued capital. Any expiration, cancellation or exercise of stock options pursuant to the provisions of the New Plan will allow the Corporation to re-grant the options on a continuous revolving and reloading basis. Any expiration or cancellation of restricted awards will allow the Corporation to re-grant restricted awards. Any increase in the issued and outstanding common shares will result in an increase in the available number of Common Shares issuable under the New Plan. As at the Record Date, the Corporation had 50,557,957 Common Shares issued and outstanding. Accordingly, 7,583,693 Common Shares may be reserved for issuance under the New Plan. As at the Record Date, the Corporation has 3,658,750 options and no restricted awards outstanding under the current stock option and restricted stock unit plans (the "Old Plans") of the Corporation. Upon receipt of shareholder approval of the New Plan, no further stock options or restricted awards will be granted under the Old Plans and all previously granted stock options and restricted awards will be deemed to be governed by the New Plan. The New Plan contains many of the same provisions as the Old Plans. Details on the Old Plans can be found in the section entitled "Securities Authorized for Issuance Under Equity Compensation Plans".

The number of Common Shares which may be reserved for issuance under the New Plan and under any other employee stock option plans or other share compensation arrangements of the Corporation at any one time to insiders of the Corporation, shall not exceed 10% of the Corporation's total issued and outstanding Common Shares. The number of Common Shares which may be issued within a one year period pursuant to the New Plan and under any other employee stock option plans or other share compensation arrangements of the Corporation to insiders of the Corporation, shall not exceed 10% Corporation's total issued and outstanding Common Shares.

The price of options granted under the New Plan shall not be less than the market price of the Common Shares at the time the option is granted. "Market price" is defined as at any date when the market value of Common Shares is to be determined, as the higher of: (i) the five day volume weighted average trading price of the Common Shares where such five day period ends on the Trading Day immediately prior to such date and (ii) the closing price of the Common Shares or the Trading Day immediately prior to the date when the Market Value of Common Shares is to be determined. Options issued under the New Plan may be exercised during a period determined by the Board, which cannot exceed ten (10) years, and are subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be a director or officer of the Corporation, or upon the retirement, permanent disability or death of an optionee. The options are transferable only to permitted assigns, such as a trustee, custodian, administrator, holding entity, registered retirement savings plan or registered retirement income fund of the optionee or his or her spouse. There is no agreement whereunder financial assistance will be provided by the Corporation to facilitate the purchase of shares under the New Plan. The Board may determine vesting or performance provisions with respect to options and restricted awards granted pursuant to the New Plan.

Management Information Circular	Zi Corporation

A restricted stock award means an award of stock from treasury granted to a Participant and a restricted stock unit award means an award of a notional unit evidencing the right of a participant to receive, at the time of vesting and without payment to the Corporation, one Common Share issued from treasury.

In the case of participants subject to taxation in the United States, each restricted stock award shall be evidenced by a participant agreement that shall specify the number of Common Shares subject to the restricted stock award, the applicable restrictions (whether service-based restrictions, with or without performance acceleration, and/or performance-based restrictions), the period of restriction, and such other provisions as the Corporation shall determine. Common Shares covered by each restricted stock award made under the New Plan shall become non-forfeitable and freely transferable by the participant after the last day of the period of restriction and, where applicable, after a determination of the satisfaction or achievement of any and all applicable performance goal(s) by the Corporation. Once the Common Shares are released from the restrictions, any legend as provided for under this paragraph shall be removed. Restricted stock awards can only become non-forfeitable and fully transferable during the participant's lifetime in the hands of the participant.

In the case of Participants subject to taxation in Canada, each restricted stock unit award shall be evidenced by a participant agreement that shall specify the number of restricted stock units subject to the restricted stock unit award, the applicable vesting conditions (whether service-based conditions, with or without performance acceleration, and/or performance-based conditions), and such other provisions as the Corporation shall determine. Upon determination by the Corporation that all vesting conditions of restricted stock units held by a participant (including any applicable performance goal(s)) have been satisfied or achieved, the participant may elect to have the Corporation issue to the participant from treasury one Common Share for each restricted stock unit that has vested. Restricted stock unit awards can only vest during the participant's lifetime in the hands of the participant.

The New Plan permits the Board to amend, suspend, terminate or discontinue the New Plan subject to any applicable regulatory approval without shareholder approval. For example, the Board may amend the New Plan without shareholder approval if the amendment: (a) is for the purpose of curing any ambiguity, error or omission in the New Plan or to correct or supplement any provision that is inconsistent with any other provision of the New Plan; (b) is necessary to comply with applicable law or requirements of any stock exchange on which the Common Shares of the Corporation are listed; (c) is an amendment to the Plan respecting administration and eligibility for participation under the Plan; (d) changes the terms and conditions on which options may be granted pursuant to the Plan including the provisions relating to option price, vesting provisions and option period, subject to regulatory approval; (e) changes the termination provisions of an option or the New Plan; or (f) is an amendment to the Plan of a "housekeeping nature". Notwithstanding the foregoing, no such amendment may have the effect of (g) amending the number of Common Shares issuable under the New Plan; (h) adding any form of financial assistance by the Corporation for the exercise of any option; (i) resulting in a material or unreasonable dilution in the number of outstanding common shares or any material benefit to option holders; (j) changing the class of eligible optionees to broaden the participation by insiders of the Corporation; (k) increasing the term of an option, Restricted Stock Award or Restricted Stock Unit Award held by an insider; or (l) decrease the exercise price of an option held by an insider.

The rules of the TSX also provide that the New Plan will require further shareholder approval every three (3) years. The New Plan has been conditionally approved by the TSX. The Board approved the New Plan on June 26, 2007, subject to obtaining appropriate shareholder approval.

In order for the resolution approving the New Plan to be effective, it must be approved by the affirmative vote of a majority of the votes cast in respect thereof by shareholders present in person or by proxy at the Meeting. Persons that are eligible to receive options under the New Plan are not eligible to vote on this resolution. In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of this ordinary resolution.

The text of the ordinary resolution which management intends to place before the Meeting for the approval, adoption and ratification, with or without modification, is hereinafter set forth:

Management Information Circular	Zi Corporation

"BE IT RESOLVED as an ordinary resolution of the Corporation that:

1.     the stock incentive plan of the Corporation substantially in the form as attached as Schedule A (the "New Plan") to the Management Information Circular prepared for the purposes of this meeting be and is hereby approved and adopted as the stock option plan of the Corporation;

2.     the form of the New Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval from the shareholders of the Corporation;

3.     the shareholders of the Corporation hereby expressly authorize the board of directors to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard; and

4.     any one (or more) director or officer of the Corporation is authorized and directed, on behalf of the Corporation, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this ordinary resolution."

Statement of Executive Compensation

A.     Compensation of Directors

Executive officers of the Corporation, who also act as directors of Zi Corporation, do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such executive officers in their capacity as executive officers. (See "Compensation of Executive Officers").

On September 26, 2001, the Board approved director compensation, effective January 1, 2002, of $10,000 per annum, payable in bi-annual instalments on the 1st day of January and July of each year. In light of increased responsibilities required to be undertaken by directors of public companies, on May 25, 2005, the Board adopted the following recommendations made by the Compensation Committee to take effect retroactive to January 1, 2005: An annual director fee of $10,000 per director; a fee of $2,500 per board meeting attended in person and $1,250 per Board meeting attended by phone per director; no fees for attendance at committee meetings; maximum fee per annum of $20,000 per director, provided however that if a fifth "in person" meeting of directors in a fiscal year is held, then an additional $2,500 would be paid to directors who attend such fifth meeting over and above this maximum amount, payments to be made quarterly; in addition, each director would receive 50,000 options on the date of the annual general meeting. In 2006, the directors' compensation plan called for each director to receive 50,000 stock options and 12,495 RSUs each year, as well as CDN $500 for each committee meeting attended, and the Chairman of the Board to receive CDN $3,000 per month.

In 2007, the directors' compensation plan calls for each director to receive an annual retainer of $10,000. A separate annual retainer is also payable for committee membership, ranging from $1,500 to $5,000, depending on the committee and depending on the directors' position within the committee. A director may be a member of more than one committee and may therefore receive more than one annual retainer for committee membership. Meeting fees are also payable, at the rate of $2,500 for each board meeting attended (up to a maximum of 5 board meetings per year) and $1,000 for each committee meeting attended (up to a maximum of 5 committee meetings per year). The Chairman of the Board also receives CDN $3,000 per month. Each director is to receive 50,000 options upon appointment at an annual general meeting, provided however that if a director is appointed other than at an annual general meeting, the amount granted will be pro-rated in relation to the time remaining until the next annual general meeting, and further provided that, for any director who received a grant of 50,000 options in January 2007 (following the Corporation's last annual general meeting in late December 2006), only 25,000 options will be granted upon such director's re-appointment at the upcoming annual general meeting.

The Corporation reimburses all travel and other expenses of directors while conducting business on behalf of the Corporation.

During the fiscal period ended December 31, 2006, stock options and RSUs to purchase 437,468 common shares were granted to directors of the Corporation, pursuant to the 2006 directors' compensation plan, not including options granted to each of Milos Djokovic and Michael E. Lobsinger in their respective capacity as Executive Officers of the Corporation. See "Compensation of Executive Officers" for details on stock options granted to Messrs. Djokovic and Lobsinger.

Management Information Circular	Zi Corporation

B.     Compensation of Executive Officers

1.     Summary Compensation

The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation for the period ended December 31, 2006, in respect of individual(s) who were acting in a capacity of chief executive officer, chief financial officer, and the three other most highly compensated executive officers who earned in excess of CDN $150,000 in total salary and bonus during the fiscal year ended December 31, 2006 (the "Named Executive Officers").

Summary compensation table

		Annual Compensation(8)			Long-Term Compensation
					Awards		Payouts
Name and principal position	Year	Salary ($U.S.)	Bonus ($U.S.)	Other annual compen- sation(9) ($U.S.)	Securities under options/SARs granted (#)	Restricted shares or restricted stock units ("RSUs") (#)	LTIP payouts ($U.S.)	All other compen- sation ($U.S.)
Milos Djokovic (1)	2006	275,417	60,000	N/A	200,000	Nil	Nil	Nil
President and Chief	2005	230,000	Nil	N/A	90,000	Nil	Nil	Nil
Executive Officer	2004	42,756	Nil	N/A	230,000	Nil	Nil	Nil
(previously Chief
Operating Officer)
Blair Mullin (2)	2006	109,706	Nil	N/A	Nil	Nil	Nil	Nil
Chief Fincial Officer
Roland Williams(3)	2006	180,000	Nil	N/A	100,000	Nil	Nil	Nil
Senior Vice President	2005	158,750	10,000	N/A	23,750	Nil	Nil	Nil
Technical	2004	162,500	7,500	N/A	6,500	Nil	Nil	Nil
Innovations
Axel Bernstorff(4)	2006	142,601	Nil	51,176	110,000	Nil	Nil	Nil
Vice President,	2005	42,396	Nil	N/A	10,000	Nil	Nil	Nil
Global Sales	2004	Nil	Nil	N/A	Nil	Nil	Nil	Nil
Michael E.	2006	274,054	88,156	N/A	100,000	Nil	Nil	Nil
Lobsinger(5)	2005	293,648	Nil	N/A	200,000	Nil	Nil	Nil
(former Interim Chief	2004	159,478	180,427	N/A	450,000	250,000	Nil	Nil
Executive Officer)
Dale Kearns(6)	2006	100,415	35,262	34,248(7)	200,000	Nil	Nil	Nil
Former Chief	2005	103,745	30,337	49,333(7)	60,000	Nil	Nil	Nil
Financial Officer	2004	87,388	57,644	46,067(7)	100,000	Nil	Nil	Nil

Notes:
(1)	Mr. Djokovic was appointed as President and Chief Executive Officer on May 26, 2006. Mr. Djokovic and prior thereto the Chief Operating Officer and Chief Technology Officer since October 25, 2004.
(2)	Mr. Mullin was appointed Chief Financial Officer on September 6, 2006, pursuant to an agreement with Tatum, LLC an executive services and consulting firm, of which Mr. Mullin is a partner. Tatum, LLC did not pay any compensation directly to Mr. Mullin in relation to his services rendered to Zi. Zi paid US$9,818 to Tatum, LLC in 2006 in relation to the services Mr. Mullin provided to Zi.
(3)	Dr. Williams has been employed by the Corporation in various capacities and at various times, since July 1995.
(4)	Mr. Bernstorff was appointed VP Global Sales on September 15, 2006, and prior thereto was Director Sales, Europe since August 30, 2005.
(5)	Mr. Lobsinger was the Chairman and Chief Executive Officer of the Corporation from 1993 to 2003 and acted as Interim Chief Executive Officer from May 26, 2005 until May 26, 2006 at which time he resigned as Chairman and Interim Chief Executive Officer.
(6)	Mr. Kearns was appointed Chief Financial Officer on April 2, 2001 and resigned on August 25, 2006.

Management Information Circular	Zi Corporation

(7)	Mr. Kearns provided services during 2006, 2005 and 2004 to certain subsidiaries of the Corporation for which his holding company, MKS Ventures Inc, was compensated directly by those subsidiaries in the amounts shown.
(8)	For 2006 compensation, all Canadian dollar denominated compensation was converted to U.S. dollars at 0.8816, being the average conversion rate for 2006.
(9)	Other annual compensation does not include other annual compensation unless the aggregate amount of such compensation equals or exceeds CDN$50,000 or 10 percent of the total annual salary and bonus of that Named Executive Officer.

2.     Stock Options

The following table sets forth information in respect of all stock options granted to the Named Executive Officers of the Corporation during the fiscal year ended December 31, 2006.

Name	Securities under Options/SARs granted (#)	Percent of total Options/SA Rs granted to employees in financial year(1) (%)	Exercise or base price ($/Security) ($CAD)	Market value of Securities underlying Options/SARs/ RSUs on the date of grant(2) ($/Security) ($CAD)	Expiration date
Milos Djokovic	200,000	12.7	2.01	2.01	April 3, 2011
Blair Mullin	Nil	N/A	N/A	N/A	N/A
	50,000		0.99	0.99	Sept 6, 2 011
Roland Williams	50,000	6.3	2.01	2.01	April 3, 2011
	100,000		0.96	0.96	Sept 15, 2011
Axel Bernstorff	10,000	7.0	2.01	2.01	April 3, 2011
Michael E. Lobsinger	100,000	6.3	2.01	2.01	April 3, 2011
Dale Kearns(3)	200,000	12.7	2.01	2.01	April 3, 2011

Notes:
(1)	During the year, stock options exercisable into a total of common shares were granted to employees of the Company.
(2)	Based on the closing price of the common shares on the TSX on the last day of trading prior to the date of option grant.
(3)	These options have since been forfeited following Mr. Kearns resignation from Zi in August 2006.

The following table sets forth information in respect of all stock options and RSUs held by Named Executive Officers and any exercises during the Corporation's fiscal year ended December 31, 2006.

Aggregated Option/SAR and RSU exercises during the most recently completed financial year and financial year-end option/SAR values

Value of unexercised
			Unexercised	in-the-Money
	Securities	Aggregate	Options/SARS/RSUs as	Options/SARs/RSUs at
	acquired on	value	at December 31, 2006	December 31, 2006(2)
	exercise	realized(1)	exercisable/	exercisable/
Name	(#)(3)	($U.S.) (3)	unexercisable(#)	unexercisable ($U.S.) (3)
Milos Djokovic	Nil	Nil	520,000 / Nil	84,091 / Nil
Blair Mullin	Nil	Nil	Nil / Nil	Nil / Nil
Roland Williams	Nil	Nil	80,250 / 50,000	21,023 / 64,785
Axel Bernstorff	Nil	Nil	16,666 / 103,334	4,205 / 132,143
Michael E. Lobsinger	378,57l	420,214	900,000 / Nil	42,046 / Nil
Dale Kearns	Nil	Nil	Nil / Nil	Nil / Nil

Notes:
(1)	The aggregate of the difference between the market value of the underlying securities at the time of exercise and the exercise price.
(2)	"In-the-money" options refer to those options in respect of which the market value of the underlying security as at the financial year-end, exceeds the exercise or base price of the option, being the aggregate of the difference between the market value of the securities as at December 31, 2006 and the exercise price.
(3)	Converted to USD at the applicable exchange rate at exercise and the year end applicable exchange rate for unexercised in the money options.

Management Information Circular	Zi Corporation

3.     Long-term Incentive Plans

The Corporation currently has no long-term incentive plans, other than stock options granted from time to time by the Board under the provisions of the Corporation's Plans described herein.

4.     Stock Appreciation Rights and Restricted Shares

No stock appreciation rights were granted by the Company to the Named Executive Officers of the Company during the last fiscal year ended December 31, 2006 or since incorporation. In 2006, 87,468 RSUs were granted and issued, in respect of compensation, without performance criteria attached and at no cost to the grantee.

5.     Stock Option and SAR Repricing

No repricing took place during the fiscal year ended December 31, 2006 with respect to stock options or stock appreciation rights held by the Named Executive Officers.

6.     Pension and Retirement Plans

The Corporation does not have any pension or retirement plan which is applicable to the Named Executive Officers other than as described below. The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person other than as described under "Employment Contracts" and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. The Corporation is not party to any compensation plan or arrangement with any person who now acts as a Named Executive Officer where such person would be entitled to receive more than $100,000 in the event of resignation, retirement or the termination of employment of such person or a change of control of the Corporation or its subsidiaries or affiliates other than as described herein.

7.     Employment Contracts

Michael E. Lobsinger

The Corporation entered into an employment agreement with Michael E. Lobsinger dated December 31, 1999 for a term that commenced on January 1, 2000 and ended on December 31, 2002. The agreement provided for an automatic renewal for a further three years on the same terms and conditions except for remuneration which was to be renegotiated, and was subsequently renewed. Mr. Lobsinger was employed as Chief Executive Officer and chairman of the Board until November 30, 2003 when Mr. Lobsinger entered into an amending agreement pursuant to which he resigned as Chief Executive Officer and served only as Chairman of the Board at a remuneration of CDN$225,000 per year. On May 26, 2005, Mr. Lobsinger was appointed interim President and Chief Executive Officer of the Company. Effective May 26, 2005 and as approved by the Board of Directors on July 21, 2005, Mr. Lobsinger's annual cash compensation was temporarily adjusted to CDN$396,000 to reflect his increased responsibilities and until such time that the Company filled the Chief Executive Officer position. Mr. Lobsinger was required to execute a Confidentiality and Non-Competition agreement. Mr. Lobsinger resigned from the position of Chairman, President and Chief Executive Officer on May 26, 2006 when a new Chief Executive Officer was appointed. Mr. Lobsinger resigned as a director on April 10, 2007, and signed a consulting contract with Zi Corporation effective from January 1, 2007 to December 31, 2007. On unanimous board approval and request in writing, Mr. Lobsinger has agreed to provide advice to the Board of Directors at an hourly rate of $250 up to a maximum aggregate amount of $10,000.

Management Information Circular	Zi Corporation

Milos Djokovic

The Corporation entered into an employment agreement with Milos Djokovic on October 25, 2004 (as amended) pursuant to which Mr. Djokovic was appointed Chief Technology Officer and Chief Operating Officer of the Corporation. The terms of the agreement provided for Mr. Djokovic to be paid a base salary of U.S.$230,000 per annum. The Corporation may terminate Mr. Djokovic's employment upon payment of twenty-four months' base salary plus an allowance for a bonus and forgone benefits. The Corporation agreed, subject to regulatory approvals, to grant Mr. Djokovic stock options to purchase 230,000 common shares in the capital of the Corporation. Effective May 26, 2006, Mr. Djokovic was promoted to President and Chief Executive Officer and his base salary increased to U.S. $300,000 per annum. Pursuant to Mr. Djokovic's employment contract, in the event of a change of control of the Corporation, all of his options vest immediately. Mr. Djokovic was required to execute a confidentiality and non-competition agreement. Effective June 26, 2007, the employment agreement was amended to provide for the payment of twelve months of annual cash remuneration plus any bonus amounts payable in the event of termination without cause or a change of control where there is a material alteration to the nature or status of Mr. Djokovic's duties or position. In addition, for fiscal year 2007, Mr. Djokovic is eligible for a cash bonus of up to 100% of his base salary, which bonus is based 50% on the achievement of certain financial targets and 50% on the Board's assessment of job performance.

Blair Mullin

The Corporation entered into an Interim Executive Services Agreement with Tatum LLC, an executive services and consulting firm, on August 23, 2006 pursuant to which Blair Mullin was appointed interim Chief Financial Officer of the Corporation. The terms of the agreement provide for Mr. Mullin to be paid a base salary of U.S.$288,000 per annum. Effective April 1, 2007, Mr. Mullin's total compensation was set at US$336,000 per annum. The Corporation may terminate Mr. Mullin's employment upon payment of thirty days written notice.

Dale Kearns

The Corporation entered into an employment agreement with Dale Kearns on April 2, 2001 pursuant to which Mr. Kearns was appointed Chief Financial Officer of the Corporation. The terms of the agreement provided for Mr. Kearns to be paid a base salary of CDN$180,000 per annum. Effective May 26, 2005, and as approved on July 21, 2005 by the Board of Directors, Mr. Kearns' annual compensation was increased to CDN$200,000. Pursuant to a 2004 amendment to the employment agreement, the Corporation may terminate Mr. Kearns' employment upon payment of twelve months' base salary plus an allowance to replace group insurance benefits post-termination of employment. Pursuant to Mr. Kearns' employment contract, in the event of a change of control of the Corporation, all of his options vest immediately. Mr. Kearns was required to execute a Confidentiality and Non-Competition agreement. Mr. Kearns resigned from the Corporation effective August 25, 2006.

Roland Williams

The Corporation entered into an employment agreement with Roland Williams on February 5, 2001 pursuant to which Dr. Williams was appointed Senior Vice President – Technical Innovations. The terms of the agreement provided for Dr. Williams to be paid a base salary of U.S. $150,000 per annum. Effective June 1, 2005 Dr. Williams' base salary increased to U.S. $165,000 per annum. Effective January 1, 2006 Dr. Williams' base salary increased to U.S. $180,000 per annum, and increased to US $185,000 per annum effective April 1, 2007. The Corporation may terminate Dr. Williams' employment upon payment of an amount equal to the Base Salary. Dr. Williams was required to execute a Confidentiality and Non-Competition agreement.

Axel Bernstorff

The Corporation entered into an employment agreement with Axel Bernstorff on July 19, 2005 pursuant to which Mr. Bernstorff was appointed Director of Sales – Europe. The terms of the agreement provided for Mr. Bernstorff to be paid a base salary of 70,000 British Pounds per annum. Effective September 15, 2006 Mr. Bernstorff was promoted to Vice President – Global Sales and as such his base salary increased to 95,000 British Pounds per annum. The Corporation may terminate Mr. Bernstorff's employment upon payment of three months' annual remuneration. Pursuant to Mr. Bernstorff's employment contract, in the event of a change of control of the Corporation, all of his options vest immediately. Mr. Bernstorff was required to execute a Confidentiality and Non-Competition agreement.

Management Information Circular	Zi Corporation

C.     Other Compensation

During the Corporation's fiscal year ended December 31, 2006, the Corporation accrued and/or paid legal fees to a law firm of which Derrick Armstrong is a partner amounting, in the aggregate, to $158,078.

During the Corporation's fiscal year ended December 31, 2006, the Corporation accrued and/or paid consulting fees to a consulting firm of which Dale Kearns was an owner amounting, in aggregate, to $34,248.

During the Corporation's fiscal year ended December 31, 2006, the Corporation accrued and/or paid consulting fees to a consulting firm of which Blair Mullin was a partner amounting, in aggregate, to $66,006.

D.     Composition of Compensation Committee

During 2006, the Compensation Committee consisted of Michael Mackenzie, as Chairman, Donald Moore and Donald Hyde. Mr. Mackenzie ceased serving on the Corporation's Board of Directors on December 22, 2006. The Compensation Committee currently consists of Robert Stefanski, as Chairman, Donald Moore and Richard Tingle. Under its charter, the Compensation Committee is responsible for reviewing management prepared policies and recommending to the Board of Directors the compensation policies and guidelines for senior officers and management personnel, corporate benefits, incentive plans, evaluation of the performance and compensation of the Chief Executive Officer and other senior management, compensation levels for members of the Board of Directors and committee members, a succession plan for the Chief Executive Officer and key employees of the Corporation and any material changes in human resources policy, procedure, remuneration and benefits.

1.     Report on Executive Compensation

The Compensation Committee reviews and recommends to the Board for approval the recommendations of senior management relating to the annual salaries, bonuses and stock option grants of the executive officers of the Corporation. It is also responsible for evaluating the Chairman and Chief Executive Officer's performance and recommending to the Board approval of their compensation. The Compensation Committee consists of independent directors who report to the Board.

2.     Policies of the Compensation Committee

Under the direction of the Compensation Committee, the Corporation is committed to the fundamental principles of pay for performance, improved shareholder returns and external competitiveness in the design, development and administration of its compensation programs. The Compensation Committee recognizes the need to attract and retain stable and focused leadership with the capability to manage the operations, finances and assets of the Corporation. As appropriate, the Compensation Committee recognizes and rewards exceptional individual contributions with highly competitive compensation. The major elements of the Corporation's executive compensation program are salary, annual cash incentives and long-term incentives, through the granting of stock options and non-cash compensation such as restricted stock units ("RSU's").

3.     Base Salaries and Annual Cash Incentives

In connection with determining base salaries, the Company maintains an administrative framework of job levels into which positions are assigned based on internal comparability and external market data. The Compensation Committee's goal is to provide base salaries, for its top performing employees, that are competitive with the Company's peers and which also recognizes the differentials from such peers. The Committee references outside data consisting of management compensation surveys and reports and compares the base salaries of the Company's executive officers with compensation data for comparable organizations available from such surveys and reports.

Management Information Circular	Zi Corporation

Annual cash incentive awards are given pursuant to a cash incentive plan, approved by the Board. Participation is determined according to job level and is intended to reward those individuals who have had, and will have, a significant impact on business results. The total amount of cash available for annual incentive awards is proposed by the Compensation Committee, and approved by the Board, by evaluating some or all of financial and non-financial criteria, including revenue, net income/operating profit, cash flow, net asset value growth and achievement of specific strategic goals. Individual target award levels increase in relation to job responsibilities so that the ratio of at-risk versus fixed compensation is greater for higher levels of management. Individual awards are intended to reflect a combination of personal, business unit and total company performance. In 2007, the Board approved up to a combined total of US$365,652 in cash bonuses to be paid to executives in respect of 2006. In determining bonuses, the Committee considers financial targets, as well as sales and customer growth, implementation of Zi products to its customers and individual effort in overall corporate development.

4.     Stock and Long-Term Incentives

The Board believes that employees should have a stake in the future of the Corporation and that their interests should be aligned with the interest of the Corporation's shareholders. To this end, the Committee selects those executives and key employees whose decisions and actions can most directly impact business results to participate in the Stock Option Plans. Under the Stock Option Plans, officers and key employees who are selected to participate are eligible to receive stock options that may be granted subject to a vesting period proposed by the Compensation Committee and approved by the Board to create a long-term incentive to increase shareholder value. Awards of stock options and RSUs are supplementary to the cash incentive plan and are intended to increase the pay-at-risk component for officers and key employees. No RSUs have been issued to employees as at June 25, 2007 in respect of 2006 incentive compensation.

E.     Performance Graphs

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years of the Common Shares of the Corporation (assuming a $100 investment was made on December 31, 2001) with the cumulative total return of the Toronto Stock Exchange 300 Composite Index, assuming reinvestment of dividends.

Comparison of cumulative return of S&P/TSX Composite Index and Zi Corporation

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years of the Common Shares of the Corporation (assuming a US$100 investment was made on December 31, 2001) with the cumulative total return on the NASDAQ Stock MarketTM Composite Index in the United States, assuming reinvestment of dividends.

Management Information Circular	Zi Corporation

Comparison of cumulative return of NASDAQ Composite Index and Zi Corporation

Securities Authorized for Issuance Under Equity Compensation Plans

The Corporation currently has in effect 1993,1995,1996, 1998, and 1999 incentive stock option plans (previously defined as the Old Plans) for its directors, officers, employees and consultants pursuant to which an aggregate of 12,915,000 Common Shares have been reserved for issuance. The following table provides a summary of securities authorized for issuance under the Old Plans.

	Number of securities to be	Weighted-average exercise	Number of securities
	issued upon exercise of	price of outstanding options,	remaining available for future
	outstanding options, warrants	warrants and rights	issuance under equity
	and rights		compensation plans
(excluding securities reflected
in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans	3,658,750	US$2.57	1,216,442
approved by securityholders
Equity compensation plans	Nil	N/A	Nil
not approved by
securityholders
Total	3,658,750		1,216,442

There are currently an aggregate of 3,658,750 stock options outstanding as at the Record Date.

Under the 1993 Stock Option Plan, an aggregate of 2,625,000 Common Shares have been reserved for issuance and there are currently no (December 31, 2006 - nil) further stock options remaining outstanding thereunder.

Under the 1995 Stock Option Plan, an aggregate of 1,430,000 Common Shares have been reserved for issuance and there are currently an aggregate of 274,667 (December 31, 2006 - 252,667) stock options outstanding.

Under the 1996 Stock Option Plan, an aggregate of 2,600,000 Common Shares have been reserved for issuance and there are currently an aggregate of 531,348 (December 31, 2006 - 534,182) stock options outstanding.

Under the 1998 Stock Option Plan, an aggregate of 1,300,000 Common Shares have been reserved for issuance and there are currently an aggregate of 228,483 (December 31, 2006 - 306,833) stock options outstanding.

Under the 1999 Stock Option Plan which was amended in 2000 and 2002, an aggregate of 4,960,000 Common Shares have been reserved for issuance, including 500,000 Common Shares reserved for restricted stock units ("RSUs"), and there are currently an aggregate of 2,624,252 (December 31, 2006 - 2,906,300) stock options and no RSUs outstanding.

Management Information Circular	Zi Corporation

The following summarizes aggregate stock option plan activity during the fiscal years ending December 31, 2004, 2005 and 2006:

	2006	2005	2004
Options and RSUs outstanding, beginning of year	4,106,487	4,911,972	5,474,904
Granted	1,580,468	940,375	2,105,500
Cancelled	(1,270,917)	(1,454,893)	(1,524,666)
Exercised	(416,056)	(290,967)	(1,143,766)
Options outstanding, end of year	3,999,982	4,106,487	4,911,972

Purpose of Plans

The purpose of the Old Plans is to advance the interests of the Corporation and subsidiaries or affiliates by encouraging directors, officers, employees and consultants to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation, its subsidiaries or affiliates and furnishing them with additional incentive in their efforts on behalf of the Corporation and any of its subsidiaries or affiliates.

Eligibility

The Old Plans provide for the issuance of options ("Options") and RSUs exercisable to acquire Common Shares of the Corporation to directors, officers, employees and consultants, including a personal holding Corporation controlled by one of the aforementioned participants, a participant's spouse, children and/or grandchildren and a consulting corporation engaged to provide ongoing consulting services for the Corporation or any of its subsidiaries or affiliates. Options and/or RSUs may be granted, either alone or in addition to, in tandem with or in substitution for any other Options or RSUs previously granted. The specific terms of each Option are provided in a separate Option Agreement ("Option Agreement"), and the specific terms of each RSU are provided in a separate Restricted Stock Unit Agreement ("RSU Agreement").

RSUs are notional credits maintained on the books of the Corporation; the value of each RSU reflects the value of one Common Share and entitles the holder to receive one Common Share from the treasury of the Corporation. Each RSU granted to participants will be subject to individual terms specified by the Committee in the RSU Agreement, including the time or times at which the RSU may be exercised. The number of Common Shares that may be issued under the Old Plans is subject to appropriate adjustment in the event of certain corporate transactions or events.

Administration of the Plans

The Old Plans are administered by the Board, whose members have responsibility for designating participants under the Old Plans and, subject to the terms of the Old Plans, for setting the terms of Options and RSUs. Unless otherwise expressly provided in the Old Plans, all designations, determinations, interpretations and other decisions under or with respect to the Old Plans or any Option or RSU shall be within the sole discretion of the Board, may be made at any time and shall be final, conclusive and binding upon any participant, any holder or beneficiary of any Option or RSU. In determining which eligible persons shall receive an Option or RSU and the terms of any Option or RSU, the Board may take into account the nature of the services rendered by the respective person, his or her present and potential contributions to the success of the Corporation or such other factors as the Board, in its discretion, deems relevant. If the Board appoints a special committee to serve as the Committee, the Board may from time to time increase and thereafter decrease the size of such special committee and may fill any vacancies however created.

Amendment of the Plans

Subject to any required approval of any stock exchange on which the Common Shares are listed, the Board reserves the right to amend, suspend or terminate the Old Plans at any time if and when it is advisable in the absolute discretion of the Board or Committee; provided however, no such amendment or revision shall alter the terms of any Options or RSUs theretofore granted under the Old Plans.

Management Information Circular	Zi Corporation

Necessary Approvals

The ability of the Options or RSUs to be exercised and the obligation of the Corporation to issue and deliver shares in accordance with the Old Plans is subject to any approvals that may be required from the shareholders of the Corporation, or any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.

Adjustment in Shares Subject to the Plan

Other than dividends declared in the normal course, appropriate adjustments in the number of Common Shares optioned, in the option price per share, as regards Options granted or to be granted, and in the RSUs granted or to be granted, may be made by the Board in its discretion to give effect to adjustments in the number of Common Shares of the Corporation resulting subsequent to the approval of the Old Plans by the Board from subdivisions, consolidations or reclassification of the Common Shares of the Corporation, the payment of stock dividends by the Corporation or other relevant changes in the capital of the Corporation.

The number of Common Shares that may be issued under the Old Plans is subject to appropriate adjustment in the event of certain corporate transactions or events.

Options provide the holder with the right to purchase Common Shares at a stated exercise price before a specified date in the future. The exercise price for Options shall not be less than the price permitted by any stock exchange on which the Common Shares are then listed or other regulatory body having jurisdiction. The exercise price of Options granted under the Old Plans must be equal to not less than 100% of the fair market value of the Common Shares on the date of grant, which shall be determined based on the closing price for board lots of Common Shares listed on The Toronto Stock Exchange on the last day of the trading immediately preceding the date of the grant.

A comparative chart highlighting the significant terms of each of the Old Plans is as follows:

	1993	1995	1996	1998	1999
	Plan	Plan	Plan	Plan	Plan
(as amended in
2000 and 2002)
Eligible	Directors,	Directors,	Directors,	Directors,	Directors,
participants	officers,	officers,	officers,	officers,	officers,
	employees,	employees,	employees,	employees,	employees,
	consultants and	consultants and	consultants and	consultants and	consultants and
	their associates.	their associates.	their associates.	their associates.	their associates.
Number of	Not to exceed the	Not to exceed	Not to exceed	Not to exceed	Not to exceed
securities	maximum	1,430,000	2,600,000	1,300,000	4,960,000
issued/issuable	number of shares	Common Shares.	Common Shares.	Common Shares.	(including
	permitted under				500,000 for
	the rules of any				RSUs).
regulatory body
having
jurisdiction.
Maximum	Not to exceed the	Not to exceed	Not to exceed	Not to exceed	Not to exceed
percentage	maximum	10% of the	10% of the	10% of the	10% of the
available to	number of shares	outstanding issue.	outstanding issue.	outstanding issue.	outstanding issue.
insiders	permitted under
the rules of any
regulatory body
having
jurisdiction.
Maximum number	Not to exceed the	Not to exceed 5%	Not to exceed 5%	Not to exceed 5%	Not to exceed 5%
of securities to any	maximum	of the outstanding	of the outstanding	of the outstanding	of the outstanding
one entity	number of shares	issue.	issue.	issue.	issue.
permitted under
the rules of any
regulatory body
having
jurisdiction.

Management Information Circular	Zi Corporation

	1993	1995	1996	1998	1999
	Plan	Plan	Plan	Plan	Plan
(as amended in
2000 and 2002)
Method for	Determined by	Determined by	Determined by	Determined by	Determined by
determining the	the Board or	the Board or	the Board or	the Board or	the Board or
exercise price	Committee, but	Committee, but	Committee, but	Committee, but	Committee, but
	shall not be less	shall not be less	shall not be less	shall not be less	shall not be less
	than the price	than the price	than the price	than the price	than the price
	permitted by any	permitted by any	permitted by any	permitted by any	permitted by any
	regulatory body.	regulatory body.	regulatory body.	regulatory body.	regulatory body.
Method for	Determined by	Determined by	Determined by	Determined by	Determined by
determining the	the Board or	the Board or	the Board or	the Board or	the Board or
purchase price	Committee at the	Committee at the	Committee at the	Committee at the	Committee at the
	time any option is	time any option is	time any option is	time any option is	time any option is
	granted but shall	granted but shall	granted but shall	granted but shall	granted but shall
	not be lower than	not be lower than	not be lower than	not be lower than	not be lower than
	the Market Price.	the Market Price.	the Market Price.	the Market Price.	the Market Price.
Vesting of stock	Determined by	Determined by	Determined by	Determined by	Determined by
options	the Board or	the Board or	the Board or	the Board or	the Board or
	Committee.	Committee.	Committee.	Committee.	Committee.
Term of stock	Fixed by the	Fixed by the	Fixed by the	Fixed by the	Fixed by the
options	Board or	Board or	Board or	Board or	Board or
	Committee.	Committee,	Committee,	Committee,	Committee,
		subject to a 10	subject to a 10	subject to a 10	subject to a 10
		year maximum.	year maximum.	year maximum.	year maximum.
Causes of cessation	Resignation of	Resignation of	Resignation of	Resignation of	Resignation of
of entitlement	Participant status	Participant status	Participant status	Participant status	Participant status
	or death.	or death.	or death.	or death.	or death.
Assignability	Not transferable	Not transferable	Not transferable	Not transferable	Not transferable
	or assignable.	or assignable.	or assignable.	or assignable.	or assignable.
Procedure for	Subject to	Subject to	Subject to	Subject to	Subject to
amending	regulatory	regulatory	regulatory	regulatory	regulatory
	approval, the	approval, the	approval, the	approval, the	approval, the
	Committee or	Committee or	Committee or	Committee or	Committee or
	Board may	Board may	Board may	Board may	Board may
	suspend,	suspend,	suspend,	suspend,	suspend,
	terminate, amend	terminate, amend	terminate, amend	terminate, amend	terminate, amend
	or revise the Plan.	or revise the Plan.	or revise the Plan.	or revise the Plan.	or revise the Plan.

Corporate Governance

Board of Directors

The Corporation's board of directors is responsible for supervising the management of the business and affairs of the Corporation and in fiscal 2006 was comprised of nine directors, of which six were independent. Mr. Lobsinger was not independent by virtue of his executive office with the Corporation (his position as chairman and interim chief executive officer from May 2005 until May 2006) and Mr. Armstrong was not independent by virtue of being a partner at Borden Ladner Gervais LLP, a law firm which provides legal services to the Corporation. Mr. Djokovic was appointed to the board on May 26, 2006, bringing the board of directors to nine members, and he is not an independent director by virtue of his executive office as President and Chief Executive Officer of the Corporation (prior thereto he served as Chief Technology Officer and Chief Operating Officer). As of December 22, 2006 the board of directors was comprised of six directors, of which four were independent. Mr. Lobsinger and Mr. Djokovic remained on the board of directors and were not independent. As at the Record Date the board of directors was comprised of six directors, of which four are independent. Mr. Tai is not independent by virtue of being a partner at Carscallen and Leitch LLP, a law which provides legal services to the Corporation.

Two of the Corporation's current directors serve as directors of other reporting issuers. The names of the public companies on which the members of the Corporation's board also served as directors in 2006 is set out in the table below:

Management Information Circular	Zi Corporation

Director	Additional Public Company Directorships
Richard D. Tingle	Intermap Technologies Inc., Venpath Investments Ltd. and Emerald Bay
Energy Inc.
Andrew Gertler	Prometic Life Sciences, Avicena Group and Neuton Enterprises.

In accordance with the NASDAQ rules, the independent directors meet at least twice per year in executive session without the non-independent directors present.

Board Mandate & Position Descriptions

The mandate of the board of directors is attached hereto as schedule B and includes a written position description for the Chairman of the Board and the Chief Executive Officer of the Corporation.

Chairman of the Board

The Chairman of the Board, is an independent director and his role is to provide leadership to the independent directors, manage the affairs of the board and ensure that the board is organized properly, functions effectively and meets its obligations and responsibilities. The Chairman presides at each meeting of the board and is responsible for coordinating with management to ensure that documents are delivered to directors in sufficient time in advance of board meetings for a thorough review, that matters are properly presented for the board's consideration at meetings, and that the board has an appropriate opportunity to discuss issues at each meeting. The Chairman is responsible for communicating with each board member, ensuring that each director has the opportunity to be heard, that each director is accountable to the board, and that the board and each Committee is discharging its duties. The Chairman is also responsible for organizing the board to function independently of management and arranges for the independent directors to meet without non-independent directors and management present. Most importantly, the Chairman is the board's role model for responsible, ethical and effective decision-making.

From May 2005 to May 2006, Mr. Lobsinger acted as Chairman of the Board and he was not an independent Chairman by virtue of also serving as Interim Chief Executive Officer of the Corporation, and by virtue of being a previous executive officer of the Corporation.

Attendance

The following table sets forth the attendance, whether in person or by telephone, of each director at meetings of the board and, as applicable, the attendance of members of committees of the board at committee meetings in 2006:

Director	Board (1)	Audit Committee	Compensation	Corporate Governance and
			Committee	Nominating Committee
Michael Lobsinger	7/7	n/a	n/a	n/a
Michael Mackenzie	7/7	5/5	2/2	n/a
Richard D. Tingle	7/7	n/a	n/a	2/2
Howard Balloch	6/7	n/a	n/a	2/2
Thompson MacDonald	6/7	3/5	n/a	1/2
H. Donald Hyde	6/7	5/5	2/2	n/a
Donald P. Moore	7/7	n/a	0/1	n/a
Derrick Armstrong	4/7	n/a	n/a	n/a
Milos Djokovic(2)	4/4	n/a	n/a	n/a

Notes:
(1)

No meetings were held subsequent to December 22, 2006 in 2006. New directors as of December 22, 2006 would not have attended any meetings prior to acceptance of new roles on the Audit, Compensation and Corporate Governance and Nominating Committee.

(2)	Milos Djokovic was appointed as a director on May 26, 2006

Management Information Circular	Zi Corporation

Director Orientation and Continuing Education

The policy of the Corporation is to orient new directors on the commencement of their directorship with the Corporation and provide new directors with a director manual containing information regarding the roles and responsibilities of the board and each committee. The director manual contains a copy of the Corporation's organizational structure, governance policies, the Code and other policies of the Corporation. Director manuals are updated as the Corporation's business, governance documents and policies change. The Corporation arranges for presentations to be made to the board and each Committee of the board to inform directors regarding corporate developments and changes in legal, regulatory and industry requirements affecting the Corporation. As well, directors are encouraged to visit the Corporation's facilities, to interact with management and employees and to stay abreast of industry developments and the evolving business of the Corporation.

Ethical Business Conduct

The Corporation's Code of Business Conduct and Ethics (the "Code") contains the conduct expectations and ethical obligations of the Corporation's directors, officers, management, employees, consultants and agents. The Code encourages all parties who engage in business with the Corporation to contact the Corporation regarding any perceived and all actual breaches by the Corporation's directors, officers and employees of the Code, and contains a whistleblower protection policy to allow for anonymous submission of complaints regarding financial reporting by the Corporation. The board is responsible for investigating complaints and developing a plan for promptly and fairly resolving complaints. The Code prohibits retaliation by the Corporation, its directors, executive officers and management, against complainants who raise concerns in good faith and requires the Corporation to maintain the confidentiality of complainants to the greatest extent practicable. Complainants may also submit their concerns anonymously in writing. Since the beginning of the Corporation's most recently completed financial year, no material change reports have been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

Exercise of Independent Judgment

The board encourages and promotes a culture of ethical business conduct by appointing directors who demonstrate integrity and high ethical standards in their business dealings and personal affairs. Directors are required to abide by the Code and are expected to make responsible and ethical decisions in discharging their duties, thereby setting an example of the standard to which management and employees should adhere. The board is required to satisfy itself that the Chief Executive Officer and other executive officers are acting with integrity and fostering a culture of integrity throughout the Corporation.

Conflicts of Interest

The mandate of the board requires that directors and officers disclose any material interest in any transaction or agreement with the Corporation, that an individual director, if requested by the board, excuse him or herself from board deliberations, and that directors do not vote in respect of transactions in which they have an interest. The Corporation's directors and officers abide by the disclosure of conflict of interest provisions contained in the Business Corporations Act (Alberta) and in the Code. By taking these steps the board strives to ensure that directors at board meetings exercise independent judgment, unclouded by the relationships of the directors and officers to each other and the Corporation, in considering transactions and agreements in respect of which directors and executive officers have an interest.

Board Committees

The board has established the following Committees comprised of the members and chaired by the individuals set out in the following table:

Committee	Members	Independent
Audit Committee	Donald Hyde (Chairman)	Yes
	Robert Stefanski	Yes
	Donald Moore	Yes

Management Information Circular	Zi Corporation

Corporate Governance Committee	Richard Tingle (Chairman)(1)	Yes
	Donald Hyde	Yes
Compensation Committee	Robert Stefanski (Chairman)	Yes
	Donald Moore	Yes
	Richard Tingle(1)	Yes

Notes:

(1)         Mr. Tingle will cease to be a member of these committees when his term as Director expires.

Audit Committee

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to the shareholders and others, assist with internal control that management and the Board have established and all audit processes. See "Audit Committee" below.

Corporate Governance Committee

The function of the Corporate Governance Committee is to recommend governance policies for adoption by the Corporation and nominate new directors for election to the board. Pursuant to its charter, the Corporate Governance Committee takes responsibility for preparing the disclosure in this Information Circular concerning corporate governance, and for developing and monitoring the Corporation's general approach to corporate governance issues as they arise. It also assumes responsibility for assessing current members and nominating new members to the board of Directors and ensuring that all board members are informed of and are aware of their duties and responsibilities as directors of the Corporation. The Corporate Governance Committee takes responsibility for the adoption of adequate policies and procedures to allow the Corporation to meet its continuous disclosure requirements, manage the principal risks of the Corporation, review the strategic plan on a timely basis, develop and monitor corporate policies relating to trading in securities, ensuring the board annually reviews organizational structure and succession planning, reviews areas of potential personal liability of directors and ensures reasonable protective measures are in place and causes the board to annually review the independence of directors.

Compensation Committee

The Compensation Committee annually recommends the compensation to be received by the Corporation's Chief Executive and other senior officers and evaluates the proposed compensation to be received by the executive officers and management. (See the "Report on Executive Compensation" from the Compensation Committee above). The Compensation Committee is comprised entirely of independent directors. Compensation is determined in the context of the Corporation's goals, shareholder returns and other achievements, and considered in the context of position descriptions, goals and the performance of each individual director and officer. The Compensation Committee also makes recommendations with respect to directors' compensation, reviewing the level and form of compensation received by the directors, members of each Committee, and the Chairman of the board and each Committee, considering the duties and responsibilities of each member, his past service and continuing duties in service to the Corporation. The compensation of directors, the Chief Executive Officer, executive officers and management of competitors are considered, to the extent publicly available, in determining compensation and the Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation. See "Composition of Compensation Committee" for a discussion of the composition of the Compensation Committee above.

Director Assessment

The board is responsible for conducting an annual evaluation and assessment of the performance, contribution and effectiveness of individual directors and the board as a whole. The evaluation and review includes a board questionnaire which asks directors to identify their own skills, their contributions to the board and to Committees of the board. The results of the annual review are submitted to the Chairman of the board and the results are discussed with the board in order to make improvements to the board's effectiveness.

Management Information Circular	Zi Corporation

Audit Committee

The Corporation's Annual Information Form dated April 2, 2007, which is filed on SEDAR, is available at www.sedar.com, incorporated herein by reference, contains a description of the function of the Audit Committee and attaches a copy of the Audit Committee Charter. The Audit Committee Charter was constructed in accordance with NASDAQ, TSX and Canadian securities law requirements.

The Audit Committee is comprised of three independent directors: Mr. Donald Hyde, who is a chartered accountant in private practice, joined the Board in June, 2003 and was appointed Chairman of the Audit Committee. Mr. Hyde was specifically recruited to the Corporation's Board of Directors for his financial and accounting skills. During 2006, the other members of the Audit Committee were Thompson MacDonald and Michael Mackenzie who are both financially literate and possess an understanding of the accounting principles, internal controls and procedures used by the Company. Messrs. MacDonald and Mackenzie served as directors or senior officers of companies who prepare financial statements similar to those of the Company and have experience supervising one or more persons engaged in the preparation of financial statements. Messrs. MacDonald and Mackenzie ceased serving on the Corporation's Board of Directors on December 22, 2006. Subsequently, Robert Stefanski and Donald Moore, who are both financially literate and possess an understanding of the accounting principles, internal controls and procedures used by the Company, were appointed as members of the Audit Committee. All members of the Audit Committee are outside and unrelated directors and independent from any interest in the Corporation.

The Corporation adopted its current form of Audit Committee charter on March 9, 2005. The stated purpose of the Audit Committee is to serve as an independent and objective party to monitor the integrity of the Corporation's financial reporting process and system of internal controls, to review, appraise and monitor the independence and performance of the Corporation's independent auditors and to provide an avenue for open communication among the independent auditors, management and the board of directors. The Charter requires that all members of the Audit Committee have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements. In addition, the Audit Committee reviews the independence and performance of its auditors and approves the fees and other significant compensation to be paid to the independent auditors.

The Audit Committee has direct access to the independent auditors at all times and has the ability to retain, at the Corporation's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties. The Audit Committee also regularly reviews internal control systems with senior management and periodically reviews internal control systems with the auditors of the Corporation. The integrity of the management information system is monitored by senior management and is reviewed annually with both the Audit Committee and external auditors and the results are reported to the board.

Indebtedness of Directors and Officers

No director, executive officer, senior officer or any of their respective associates or affiliates or any proposed nominee director is or has been at any time since the beginning of the last completed fiscal year indebted to the Corporation or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation or any of its subsidiaries.

Interest of Insiders in Material Transactions and Matters to be Acted Upon

Other than as described elsewhere in the Circular, the Corporation is not aware of any other material transaction involving any director, executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing.

Other than as set forth herein or as previously disclosed, the Corporation is not aware of any other material interest of any director, executive officer, proposed nominee for election as a director or any associate or affiliate of any of the foregoing in any matter to be acted upon at the Meeting.

Management Information Circular	Zi Corporation

General

Except as otherwise set forth herein, all matters to be brought before the Meeting require, for the passing of same, a simple majority of the votes cast at the Meeting by the holders of Common Shares.

Additional Information

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Shareholders may contact the Corporate Secretary to obtain copies of the Corporation's financial statements and MD&A free of charge.

Financial information is provided in the Corporation's comparative financial statements and MD&A for the Corporation's most recently completed financial year.

Management Information Circular	Zi Corporation

SCHEDULE A

ZI CORPORATION

STOCK INCENTIVE PLAN

1.      Purpose

The purpose of the Zi Corporation Stock Incentive Plan - 2007 is to advance the interests of the Corporation and its subsidiaries and Affiliates by encouraging the directors, officers, employees and service providers of the Corporation and its subsidiaries and Affiliates to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation or its subsidiaries or Affiliates and furnishing them with additional incentive in their efforts on behalf of the Corporation and its subsidiaries or Affiliates in the conduct of their affairs.

2.      Definitions

When used in this Plan, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to them as follows:

(a)	"ASA" means the Securities Act (Alberta), as amended.

(b)	"Affiliate" means any corporation that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with the Corporation.

(c)	"Board" or "Board of Directors" means the board of directors of the Corporation.

(d)	"Code" means the United States Internal Revenue Code of 1986, as amended.

(e)

"Committee" means a committee of the Board appointed to administer the Plan. Unless otherwise determined by the Board of Directors, the Committee shall consist of all members of the Board of Directors of the Corporation who are non-employee directors as contemplated by Rule 16b-3 under the Exchange Act.

(f)

"Common Shares" means the common shares in the capital of the Corporation and any shares or securities of the Corporation into which such common shares are changed, converted, subdivided, consolidated or reclassified.

(g)	"Consultant" means any person (other than a director, officer or employee) or company engaged to provide ongoing management or consulting services to the Corporation.

(h)

"Corporation" means Zi Corporation and any successor corporation and any reference herein to action by the Corporation means action by or under the authority of its Board of Directors or a duly empowered committee appointed by the Board of Directors.

(i)	"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

(j)	"Exercise Price" means the price required to be paid to acquire Common Shares on the exercise of Options on a per Common Share basis.

(k)	"Insider" means the same as provided for in the ASA and includes associates and Affiliates of the insider.

Management Information Circular	Zi Corporation

(l)

"Market Value" means at any date when the market value of Common Shares is to be determined, the higher of: (i) the five day volume weighted average trading price of the Common Shares where such five day period ends on the Trading Day immediately prior to such date and (ii) the closing price of the Common Shares or the Trading Day immediately prior to the date when the Market Value of Common Shares is to be determined.

(m)

"Option" means an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Common Shares from treasury at a price to be determined by the Board of Directors, but subject to the provisions hereof. Options under the Plan are not intended to be incentive stock options as described under Section 422 of the Code.

(n)

"Option Period" means such period as may be determined by the Board of Directors during which a Participant may exercise an Option, commencing on the date such Option is granted to such Participant and ending as specified in this Plan or in the Participant Agreement.

(o)

"Participant" means a person who is an officer, employee, director or Consultant of the Corporation or its subsidiaries or Affiliates who is granted an Option, Restricted Stock Award or Restricted Stock Unit Award pursuant to this Plan.

(p)

"Participant Agreement" means the written agreement that will be entered into between the Corporation and each Participant to whom an Option, Restricted Stock Award or Restricted Stock Unit Award is granted hereunder.

(q)

"Performance Goal" means one or more performance measures or goals set by the Committee in its discretion for each grant of a performance-based Option, Restricted Stock Award or Restricted Stock Unit Award. The extent to which such performance measures or goals are met will determine the vesting of the performance-based Option, Restricted Stock Award or Restricted Stock Unit Award.

(r)	"Period of Restriction" means the period during which Common Shares subject to a Restricted Stock Award are restricted and subject to forfeiture.

(s)	"Plan" shall mean this Zi Corporation Stock Incentive Plan – 2007 as embodied herein, and as amended from time to time.

(t)	"Restricted Stock Award" means an award of stock from treasury granted to a Participant as described in Section 6 hereof.

(u)	"Restricted Stock Unit" means a notional unit evidencing the right of a Participant to receive, at the time of vesting and without payment to the Corporation, one Common Share issued from treasury.

(v)	"Restricted Stock Unit Award" means an award of Restricted Stock Units granted to a Participant as described in Section 6 hereof.

(w)	"Trading Day" means a day on which at least a board lot of Common Shares shall have been sold through the facilities of the Toronto Stock Exchange, or NASDAQ or other relevant stock exchange.

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Management Information Circular	Zi Corporation

3.      Administration

The Plan shall be administered by the Committee pursuant to rules of procedure fixed by the Board of Directors.

The Committee shall have full and final discretion to interpret the provisions of the Plan and prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Plan, and all decisions and interpretations made by the Committee shall be binding and conclusive upon the Participants and the Corporation subject to shareholder approval if required by any relevant stock exchange.

This Plan shall replace and supercede all previous employee stock option plans or other share compensation arrangements of the Corporation and any grants made under such previous plans or arrangements shall be deemed to have been made under this Plan, except that the terms of any such previous grants shall continue pursuant to their existing terms to the extent inconsistent with the terms of this Plan.

The Corporation shall bear all expenses of administering this Plan.

4.      Shares Subject to Plan

Subject to adjustment as provided in Section 18 hereof, the shares to be offered under the Plan shall consist of shares of the Corporation's authorized but unissued Common Shares. If any Options, Restricted Stock Awards or Restricted Stock Unit Awards granted hereunder expire or terminate for any reason without having been exercised or vested in full, the unissued shares subject thereto shall again be available for the purpose of this Plan. If any Options are exercised, the number of Common Shares issued shall go back into the number of unissued shares available for purposes of the Plan but this shall not apply to vested or exercised Restricted Stock Awards or Restricted Stock Unit Awards. The aggregate number of shares to be delivered upon the exercise or vesting of all Options, Restricted Stock Awards and Restricted Stock Unit Awards granted under the Plan shall not exceed the maximum number of shares permitted under the rules of any stock exchange on which the Common Shares are then listed or other regulatory body having jurisdiction.

(a)

Maximum Number: Subject to adjustment as provided in Section 18 hereof, the aggregate number of Common Shares which may be reserved for issuance in respect of all Options, Restricted Stock Awards and Restricted Stock Unit Awards under this Plan together with options, restricted stock awards or restricted stock unit awards under any other employee stock option plans or other share compensation arrangements of the Corporation shall not exceed 15% of the Corporation's total issued and outstanding Common Shares.

(b)	Insiders: Notwithstanding anything else herein contained:

(i)

the number of Common Shares which may be reserved for issuance under the Plan and under any other employee stock option plans or other share compensation arrangements of the Corporation at any one time to Insiders of the Corporation shall not exceed 10% of the Corporation's total issued and outstanding Common Shares; and

(ii)

the number of Common Shares which may be issued within a one-year period pursuant to the Plan and under any other employee stock option plans or other share compensation arrangements of the Corporation to Insiders of the Corporation shall not exceed 10% Corporation's total issued and outstanding Common Shares.

(c)	Fractional Shares: No fractional Common Shares may be purchased or issued under this Plan.

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Management Information Circular	Zi Corporation

5.      Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

6.      Participation

Any officer, employee, director or Consultant of the Corporation or any of its subsidiaries or Affiliates (including an entity that becomes a subsidiary or Affiliate after the adoption of the Plan) is eligible to participate in the Plan if the Committee, in its sole discretion, determines that such person should receive an Option, Restricted Stock Award or Restricted Stock Unit Award. Subject to Section 4 hereof, the Committee shall determine to whom Options, Restricted Stock Awards and/or Restricted Stock Unit Awards shall be granted, the terms and provisions of the respective Participant Agreements, the time or times at which such Options, Restricted Stock Awards and/or Restricted Stock Unit Awards shall be granted, and the number of Common Shares to be subject to each grant. No Participant shall be granted an Option, Restricted Stock Award and/or Restricted Stock Unit Award which exceeds the maximum number of shares permitted by any stock exchange on which the Common Shares are then listed or other regulatory body having jurisdiction. An individual who has been granted an Option, Restricted Stock Award and/or Restricted Stock Unit Award may, if otherwise eligible, and if permitted by any stock exchange on which the Common Shares are then listed or other regulatory body having jurisdiction, be granted additional Options, Restricted Stock Awards and/or Restricted Stock Unit Awards if the Committee shall so determine. Notwithstanding anything else herein contained:

(a)	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect a Participant's relationship or employment with the Corporation.

(b)

Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Option, Restricted Stock Award or Restricted Stock Unit Award pursuant to the Plan shall in no way be construed as a guarantee of employment by the Corporation to the Participant.

(c)

Nothing contained in the Plan, nor in any Option, Restricted Stock Award or Restricted Stock Unit Award granted under the Plan, shall confer upon any Participant any right with respect to continuance as a director, officer, employee or Consultant of the Corporation or any of its subsidiaries or Affiliates.

(d)

No Participant shall have any of the rights of a shareholder in respect to Common Shares under an Option until such Common Shares shall have been paid for in full and issued by the Corporation pursuant to this Plan.

(e)

No Participant shall have any of the rights of a shareholder in respect to Common Shares underlying Restricted Stock Units until all applicable vesting conditions have been achieved or satisfied and such Common Shares have been issued by the Corporation pursuant to this Plan.

(f)	No Participant resident in Canada shall be entitled to receive a Restricted Stock Award.

(g)

With respect to persons who are subject to taxation under the Code, Options shall be granted only to persons for whom Common Shares constitutes "service recipient stock" within the meaning of Code Section 409A and the regulations thereunder.

(h)

Notwithstanding any other provision of the Plan, the Board or the Committee may impose such conditions on any Option, Restricted Stock Award or Restricted Stock Unit Award, and amend the Plan in any such respects, as may be required to satisfy the requirements of Rule 16b-3, as amended (or any successor or similar rule), under the Exchange Act.

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Management Information Circular	Zi Corporation

7.      Participant Agreements

A Participant Agreement will be entered into between the Corporation and each Participant to whom an Option, Restricted Stock Award or Restricted Stock Unit Award is granted hereunder. Each Participant Agreement will set out the number of Common Shares subject to the Option or Restricted Stock Award, or the number of Restricted Stock Units subject to the Restricted Stock Unit Award, as the case may be, the Exercise Price in the case of Options, and any other terms and conditions, all in accordance with the provisions of this Plan. The Participant Agreement will be in such form as the Committee may from time to time approve, and may contain such terms as may be considered necessary in order that the Option, Restricted Stock Award or Restricted Stock Unit Award will comply with any provisions respecting options, stock awards, or stock unit awards in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation. It is the intent of the Corporation that, with respect to persons who are subject to taxation under the Code, Options and Restricted Stock Awards be exempt from Section 409A of the Code.

8.      Vesting

The Committee may, in its sole discretion, determine the time during which Options, Restricted Stock Awards and Restricted Stock Unit Awards shall vest and the method of vesting or, with respect to Options, determine that no vesting restriction shall exist.

In the case of Participants subject to taxation under the Code, each Restricted Stock Award shall be evidenced by a Participant Agreement that shall specify the number of Common Shares subject to the Restricted Stock Award, the applicable restrictions (whether service-based restrictions, with or without performance acceleration, and/or performance-based restrictions), the Period of Restriction, and such other provisions as the Committee shall determine. The Committee may also impose such other restrictions under applicable federal, provincial or state securities laws as it may deem advisable, and may legend the certificates representing Restricted Stock Award to give appropriate notice of such restrictions. To the extent deemed necessary by the Committee, the Corporation will maintain custody of any certificates evidencing Common Shares granted pursuant to a Restricted Stock Award, and the Participant will deliver to the Corporation a stock power, endorsed in blank, with respect to each Restricted Stock Award. Subject to any applicable securities laws restrictions, Common Shares covered by each Restricted Stock Award made under the Plan shall become non-forfeitable and freely transferable by the Participant after the last day of the Period of Restriction and, where applicable, after a determination of the satisfaction or achievement of any and all applicable Performance Goal(s) by the Committee. Once the Common Shares are released from the restrictions, any legend as provided for under this paragraph shall be removed. Restricted Stock Awards can only become non-forfeitable and fully transferable during the Participant's lifetime in the hands of the Participant.

In the case of Participants subject to taxation under the Income Tax Act (Canada), each Restricted Stock Unit Award shall be evidenced by a Participant Agreement that shall specify the number of Restricted Stock Units subject to the Restricted Stock Unit Award, the applicable vesting conditions (whether service-based conditions, with or without performance acceleration, and/or performance-based conditions), and such other provisions as the Committee shall determine. The Committee may also impose such other conditions under applicable federal, provincial or state securities laws as it may deem advisable. The Corporation will maintain a record of all outstanding Restricted Stock Units granted pursuant to a Restricted Stock Unit Award. Upon determination by the Committee that all vesting conditions of Restricted Stock Units held by a Participant (including any applicable Performance Goal(s)) have been satisfied or achieved, the Participant may elect to have the Corporation issue to the Participant from treasury one Common Share for each Restricted Stock Unit that has vested. Restricted Stock Unit Awards can only vest during the Participant's lifetime in the hands of the Participant.

Notwithstanding the forgoing, where a Participant is subject to the taxation under the Code and receives a Restricted Stock Unit Award, upon determination by the Committee that all vesting conditions of Restricted Stock Units held by a Participant (including any applicable Performance Goal(s)) have been satisfied or achieved, the Corporation shall forthwith issue to the Participant from treasury one Common Share for each Restricted Stock Unit that has vested.

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9.      Voting and Dividend Rights of Restricted Stock Awards

Unless otherwise provided in the Participant Agreement, during the period of restriction, Participants holding Restricted Stock Awards may exercise voting rights with respect to such Common Shares and shall, unless otherwise provided in the Participant Agreement (which may or may not provide for the accumulation and payment of dividends until the Common Shares of the Restricted Stock Award to which the dividends and other distributions relates vest), be entitled to receive all dividends with respect to such Common Shares.

10.      Exercise Price of Options

The Committee shall determine the Exercise Price of the Options. The Exercise Price shall be not less than the price permitted by any stock exchange on which the Common Shares are then listed or other regulatory body having jurisdiction.

The Exercise Price shall be determined by the Committee at the time the Option is granted, which shall in no event be lower than the Market Value of the Common Shares as of the date of grant.

Payment of the Exercise Price by a Participant resident in Canada may not be made in Common Shares.

11.      Duration of Options

Each Option and all rights thereunder shall be expressed to expire on the date set out in the Participant Agreements and shall be subject to earlier termination as provided in Sections 14 and 15.

(a)

Subject to a maximum ten-year period, the Option period shall be a period of time fixed by the Committee, provided that the Option period shall be reduced with respect to any Option as provided in Sections 14 and 15 covering cessation as a director, officer, employee or Consultant of the Corporation or any of its subsidiaries or Affiliates or death of the Participant.

(b)

Except as set forth in Sections 14 and 15, or as otherwise determined by the Committee in its sole discretion, no Option may be exercised unless the Participant is at the time of such exercise a director, officer, employee or Consultant of the Corporation or any of its subsidiaries or Affiliates.

(c)

Notwithstanding anything else in the Plan, where the Option expires or is deemed to expire during a period of time imposed by the Corporation upon certain designated persons during which those persons may not trade in any securities of the Corporation (a "Black-Out Period") or within ten (10) business days from the date that any such Black-Out Period ends, the Option shall not be deemed to expire until the day that is ten (10) business days from the last day of the Black-Out Period.

12.      Duration of Restricted Stock Awards and Restricted Stock Unit Awards

In the case of Restricted Stock Awards, the Period of Restriction shall not in any event exceed ten years.

In the case of Restricted Stock Unit Awards, the period during which a Restricted Stock Unit may vest and be exercised shall not in any event exceed ten years.

13.      Exercise of Options and Restricted Stock Units

Subject to this Plan and the applicable Participant Agreement, an Option may be exercised in whole or in part from time to time at such times and in compliance with such requirements as the Committee shall determine and set forth in the Participant Agreement. The exercise of any Option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of shares with respect to which the Option is being exercised and accompanied by cash payment, certified cheque or bank draft for the full purchase price of such shares. No Participant, nor legal representatives of a Participant will be, or will be deemed to be, a holder of any Common Shares subject to an Option under this Plan, unless and until the certificates for such shares are issued to such persons under the terms of the Plan.

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Subject to this Plan and the applicable Participant Agreement, a Restricted Stock Unit may be exercised in whole or in part from time to time at such times and in compliance with such requirements as the Committee shall determine and set forth in the Participant Agreement, but in any event not until such Restricted Stock Units have vested in accordance with Section 8. The exercise of any Restricted Stock Unit will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of shares with respect to which the Restricted Stock Unit is being exercised. No Participant, nor legal representatives of a Participant will be, or will be deemed to be, a holder of any Common Shares subject to a Restricted Stock Unit under this Plan, unless and until the certificates for such shares are issued to such persons under the terms of the Plan.

14.      Ceasing to Be a Director, Officer, Employee or Consultant

(a)

If a Participant who was awarded an Option shall cease to be a director, officer, employee or Consultant of the Corporation or any of its subsidiaries or Affiliates for any reason (other than death), the Participant may, but only within the 90 days of the date the Participant's ceased to be a director, officer, employee or Consultant and subject to the ten-year maximum period provided in Section 11(a) hereof, exercise such Participant's Options to the extent that the Participant was entitled to exercise them at the date of such cessation.

(b)

Except as otherwise provided in the Participant Agreement, if a Participant who was awarded a Restricted Stock Award shall cease to be a director, officer, employee or Consultant of the Corporation or any of its subsidiaries or Affiliates for any reason (other than death) prior to the expiration of a Period of Restriction, any unvested Common Shares under such Restricted Stock Award shall be forfeited and returned to the Corporation.

(c)

Except as otherwise provided in the Participant Agreement, if a Participant who was awarded a Restricted Stock Unit Award shall cease to be a director, officer, employee or Consultant of the Corporation or any of its subsidiaries or Affiliates for any reason (other than death) prior to the satisfaction or achievement of all applicable vesting conditions, any unvested Restricted Stock Units under such Restricted Stock Unit Award at the date of such cessation shall be forfeited.

(d)

To the extent that a Participant's rights in an Option, Restricted Stock Award or Restricted Stock Unit Award expire, are forfeited or do not vest upon the completion of a specified period of employment or continuous service, the Committee may decide in each case to what extent leaves of absence for government or military service, illness, temporary disability or other reason shall not be deemed interruptions of continuous employment or service for purposes of Options, Restricted Stock Awards and Restricted Stock Unit Awards.

(e)

A change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date of which the Option, Restricted Stock Award or Restricted Stock Unit Award was granted to such Participant shall not result in termination of the Option, Restricted Stock Award or Restricted Stock Unit Award granted to such Participant provided that such Participant remains a director, officer, employee or Consultant otherwise eligible to receive Options, Restricted Stock Awards or Restricted Stock Unit Awards.

15.      Death of Participant

In the event of the death of a Participant, any Option previously granted to such Participant shall be exercisable only within the twelve months following such death (subject to the ten-year maximum period provided in Section 11(a) hereof) and then only:

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Management Information Circular	Zi Corporation

(a)	by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or the laws of descent and distribution; and

(b)	if and to the extent that the Participant was entitled to exercise the Option at the date of the Participant's death.

Except as otherwise provided in the Participant Agreement, in the event a Participant who was awarded a Restricted Stock Award dies prior to the expiration of a Period of Restriction, any unvested Common Shares under such Restricted Stock Award at the date of the Participant's death shall be forfeited and returned to the Corporation. Except as otherwise provided in the Participant Agreement, in the event a Participant who was awarded a Restricted Stock Unit Award dies prior to the satisfaction or achievement of all applicable vesting conditions, any unvested Restricted Stock Units under such Restricted Stock Unit Award at the date of the Participant's death shall be forfeited.

16.      Tax Withholding.

The Corporation shall have the power and the right to deduct or withhold, or require a Participant to remit to the Corporation, an amount sufficient to satisfy federal, provincial, state and local taxes (including the Participant's Federal Insurance Contributions Act (United States) obligation, if any) required by law to be withheld with respect to any grant, exercise, or payment made under or as a result of the Plan or any Option, Restricted Stock Award or Restricted Stock Unit Award thereunder.

With respect to withholding required upon the exercise of an Option, the lapse of restrictions on Restricted Stock Awards, the satisfaction or achievement of all applicable vesting conditions pertaining to a Restricted Stock Unit, or the occurrence of any other taxable event with respect to any award, Participants may elect, subject to the approval of the Committee, or the Committee may require Participants to satisfy the withholding requirement, in whole or in part, by having the Corporation withhold Common Shares having a Market Value equal to the amount required to be withheld. The value of the Common Shares to be withheld shall be based on the Market Value of the Common Shares on the date that the amount of tax to be withheld is to be determined. All elections by Participants shall be irrevocable and be made in writing and in such manner as determined by the Committee in advance of the day that the transaction becomes taxable.

Notwithstanding any other provision of this Plan, withholding required upon the exercise of an Option by a Participant resident in Canada shall not be satisfied by the Corporation withholding Common Shares otherwise required to be delivered to the Participant by the Corporation upon the exercise of the Option or by the Participant delivering Common Shares to the Corporation.

17.      Adjustments

Other than dividends declared in the normal course and subject to any required approvals of applicable regulatory authorities and stock exchanges, in the event of any change in the Common Shares by reason of any stock dividend, recapitalization, merger, consolidation, split-up, combination or exchange of shares, or rights offering to purchase Common Shares at a price substantially below fair market value, or of any similar change affecting the Common Shares, the number and kind of shares which thereafter may be optioned and awarded under the Plan and the number and kind of shares subject to the Option, Restricted Stock Award or Restricted Stock Unit Award in outstanding Participant Agreements and the purchase price per share thereof shall be appropriately adjusted consistent with such change in such manner as the Board may deem equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, Participants in the Plan.

The foregoing adjustment and the manner of application of the foregoing provisions shall be determined by the Board in its sole discretion and only to the extent permitted under Section 409A of the Code and the regulations thereunder. No adjustment to the Common Shares to be delivered upon the exercise of an Option, or the vesting of a Restricted Stock Award or Restricted Stock Unit may result in fractional shares. If that were to be the case, the number of shares would be rounded down to the nearest whole Common Share and any adjustments to the exercise price of an Option will be rounded up to the nearest one cent.

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Management Information Circular	Zi Corporation

18.      Transferability

All benefits, rights, Options, Restricted Stock Awards and Restricted Stock Unit Awards accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided as follows.

Options, Restricted Stock Awards, or Restricted Stock Unit Awards granted under the Plan shall be transferable or assignable only to a "permitted assign" and shall be exercisable only by the Participant or his or her permitted assign, and only in accordance with applicable securities laws. Any tax consequences will be the responsibility of the Participant and/or their "permitted assign" and not of the Corporation. For the purposes hereof "permitted assign" means for such Participant subject to taxation in Canada:

(a)	a trustee, custodian or administrator acting on behalf, or for the benefit, of the Participant;

(b)	a holding entity of the Participant;

(c)	a registered retirement savings plan ("RRSP") or registered retirement income fund ("RRIF") of the Participant, as such terms are defined in the Income Tax Act (Canada);

(d)	a spouse of the Participant;

(e)	a trustee, custodian or administrator acting on behalf, or for the benefit, of the spouse of the Participant;

(f)	a holding entity of the spouse of the Participant; or

(g)	an RRSP or RRIF of the spouse of the Participant.

Comparable "permitted assigns" may be permitted for participants subject to taxation under the Code but only with the consent of the Corporation and upon completion of any necessary filings required under applicable securities laws.

19.      Takeover or Change in Control

The Board of Directors shall have the power, in the event of:

(a)

any disposition of substantially all of the assets of the Corporation, or the dissolution, merger, amalgamation or consolidation of the Corporation, with or into any other corporation, or the merger, amalgamation or consolidation of any other corporation into the Corporation,

(b)	any change in control of the Corporation, or

(c)	an offer is made generally to the holders of the Corporation's voting securities to purchase those securities and which is a "takeover bid" as defined in the ASA;

to amend outstanding Participant Agreements to permit the exercise of any or all of the remaining Options, or the vesting of Restricted Stock Awards or Restricted Stock Unit Awards, prior to the completion of any such transaction. If the Board of Directors shall exercise such power, the Options shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Participant, and the Restricted Stock Awards or Restricted Stock Unit Awards shall be deemed to have been amended to permit the vesting thereof in whole or in part, at any time or from time to time as determined by the Board of Directors prior to the completion of such transaction. For the purposes of the foregoing, a change in control of the Corporation shall occur if there becomes a Control Person (as defined in the ASA) with respect to the securities of the Corporation, who is not a Control Person as at the effective date of this Plan.

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Management Information Circular	Zi Corporation

In the event of any transaction that could result in a change in control of the Corporation or constitute a "takeover bid" as defined in the ASA, the Committee in its discretion may (i) declare that outstanding Options, whether or not then exercisable, shall terminate as of the date of the change in control without any payment to holder thereof, provided the Committee gives its prior written notice to the Participant of such termination and the right to exercise such outstanding Options for at least ten (10) days before the change in control to the extent then exercisable (or to the extent exercisable as of the change in control), (ii) terminate on or before such change in control all outstanding Options, whether or not then exercisable, in consideration of payment to holder of the Option, with respect to each Common Share for which the Option is then exercisable (or for which the Option will be exercisable as of the change in control) of the excess, if any, of the Market Value on such date of a Common Share over the Exercise Price, (provided that Options that are not then exercisable and that are not to become exercisable upon the change in control, and Options with respect to which the Market Value of the Common shares exceeds the option price shall be cancelled without any payment therefor), (iii) terminate on or before the change in control outstanding Restricted Stock Awards that are not then non-forfeitable and freely transferable (and will not become non-forfeitable and freely transferable on the change in control) without any payment to the holder thereof, (iv) terminate on or before the change in control outstanding Restricted Stock Awards that are not then non-forfeitable and freely transferable (or that would not become non-forfeitable or freely transferable on the change in control) in exchange for payment equal to the Market Value of the Common Shares subject to the Restricted Stock Award (v) terminate on or before the change in control outstanding Restricted Stock Unit Awards of which all applicable vesting conditions have not been satisfied or achieved (and will not be satisfied or achieved on the change in control) without any payment to the holder thereof, (vi) terminate on or before the change in control outstanding Restricted Stock Unit Awards in respect of which all applicable vesting conditions have not been satisfied or achieved (or that would not be satisfied or achieved on the change in control) in exchange for payment equal to the Market Value of the Common Shares underlying the Restricted Stock Unit Award, or (vii) take such other actions as the Committee determines to be reasonable to permit the Participant to realize the value of the Option, Restricted Stock Award or Restricted Stock Unit Award (for purposes hereof, the value of Options whose Exercise Price exceeds the Market Value of the Common Shares, the value of a Restricted Stock Award that would not become non-forfeitable and fully transferable as of the change in control, and the value of a Restricted Stock Unit Award in respect of which all applicable vesting conditions would not be satisfied or achieved on the change in control, shall be deemed to be zero). The same actions need not be taken with respect to outstanding Options, Restricted Stock Awards or Restricted Stock Unit Awards.

20.      Amendment and Termination of Plan

The Board may at any time or from time to time, in its sole and absolute discretion, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions of Options, Restricted Stock Awards or Restricted Stock Unit Awards granted under the Plan, subject to any required approval of any regulatory authority or stock exchange or the shareholders of the Corporation. Without limiting the generality of the foregoing, but subject to any required regulatory approval of any regulatory authority or stock exchange, the Board may at any time alter, amend or vary the Plan or the terms and conditions of Options, Restricted Stock Awards or Restricted Stock Unit Awards granted under the Plan, without the approval of the shareholders of the Corporation if the alteration, amendment or variance:

(a)	is for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)	is necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares of the Corporation are listed;

(c)	is an amendment to the Plan respecting administration and eligibility for participation under the Plan;

(d)

changes the terms and conditions on which Options, Restricted Stock Awards or Restricted Stock Unit Awards may be granted pursuant to the Plan including the provisions relating to Exercise Price, vesting provisions and Option Period;

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Management Information Circular	Zi Corporation

(e)	changes the termination provisions of an Option, Restricted Stock Award or Restricted Stock Unit Award or the Plan which does not entail an extension beyond the original expiry date; or

(f)	is an amendment to the Plan of a "housekeeping nature";

provided that in the case of any alteration, amendment or variance referred to in this Section 21, the alteration, amendment or variance does not:

(g)	amend the number of Common Shares issuable under the Plan;

(h)	add any form of financial assistance by the Corporation for the exercise of any Option;

(i)	result in a material or unreasonable dilution in the number of outstanding Common Shares or any material benefit to an Option holder;

(j)	change the class of eligible participants to the Plan which would have the potential of broadening or increasing participation by Insiders;

(k)	increase the term of an Option, Restricted Stock Award or Restricted Stock Unit Award held by an Insider; or

(l)	decrease the exercise price of an Option held by an Insider.

Notwithstanding the foregoing, no such amendment, suspension, termination or discontinuance may adversely impair the rights of any Participant with respect to outstanding Options, Restricted Stock Awards or Restricted Stock Unit Awards without the Participant's consent. Moreover, no amendment or termination of an outstanding Option, Restricted Stock Award or Restricted Stock Unit Award may be made without the Participant's consent if, as determined by the Committee in its sole discretion, such amendment or termination would subject the Participant to any excise tax or penalty under Code Section 409A. Notwithstanding the foregoing, the Corporation and its subsidiaries and Affiliates shall not be liable to the Participant if an Option, Restricted Stock Award or Restricted Stock Unit Award otherwise results in the Participant being subject to tax under Code Section 409A.

21.      Necessary Approvals

The ability of the Options, Restricted Stock Awards or Restricted Stock Unit Awards to be exercised or vest, as the case may be, and the obligation of the Corporation to issue and deliver shares in accordance with the Plan are subject to any approvals which may be required from the shareholders of the Corporation and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation and compliance with applicable securities laws. If any shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any Option exercise price paid to the Corporation will be returned to the Participant.

No Option is exercisable and no Restricted Stock Award nor Restricted Stock Unit Award is to be granted nor Common Shares issued except in compliance with all applicable federal, provincial or state laws (including, without limitation securities and withholding tax requirements), any listing agreement to which the Corporation is a party and the rules of all stock exchanges on which the Corporation's Common Shares may be listed.

The Corporation shall be under no obligation to any Participant to register for offering or resale or to qualify for an exemption under the U.S. Securities Act of 1933, as amended, or to register or qualify under state securities laws, any Common Shares, security or interest in a security paid or issued under, or created by, the Plan, or to continue in effect any such registrations or qualifications if made. The Corporation may issue certificates for shares with such legends and subject to such restrictions on transfer and stop-transfer instructions as counsel for the Corporation deems necessary or desirable for compliance by the Corporation with United States federal and state securities laws.

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Management Information Circular	Zi Corporation

22.      Effective Date of Plan

Subject to the approval of any stock exchange on which the shares of the Corporation are to be listed or other regulatory body having jurisdiction, the Plan as amended will be adopted by the Committee, and if so approved, the Plan shall become effective on the date on which this Plan is approved by the shareholders of the Corporation.

23.      Governing Law

This Plan and all Options, Restricted Stock Awards and Restricted Stock Unit Awards granted hereunder shall be governed, construed and administered in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

24.      No Fettering of Directors' Discretion

Nothing contained in this Plan will restrict or limit or be deemed to restrict or limit the right or power of the Board of Directors in connection with any allotment and issuance of Common Shares which are not allotted and issued under this Plan including, without limitation, with respect to any other compensation arrangements.

Approved by the shareholders of the Corporation on July 26, 2007.

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Management Information Circular	Zi Corporation

SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS (the "Board")
OF ZI CORPORATION (the "Issuer")

Stewardship of the Issuer

1.       The Board is responsible for:

(a)	stewardship of the Issuer;

(b)	supervising the management of the business and affairs of the Issuer; and

(c)	providing leadership to the Issuer by practicing responsible, sustainable and ethical decision making.

Legal Obligations

2.       The Board has the responsibility to:

(a)	act honestly and in good faith with a view to the best interests of the Issuer;

(b)	exercise the care, diligence and skill that a reasonably prudent Board would exercise in comparable circumstances; and

(c)	direct management to ensure legal, regulatory and exchange requirements applicable to the Issuer have been met.

Board Composition

3.       A majority of the Board will, at all times, be independent directors as defined in then current laws applicable to the Issuer.

4.       To be considered for nomination and election to the Board, directors must demonstrate integrity and high ethical standards in their business dealings, their personal affairs and in the discharge of their duties to and on behalf of the Issuer.

Board Meetings

5.       The Board is responsible to:

(a)	meet in person, or in exceptional circumstances by telephone conference call, at least once each quarter and as often thereafter as required to discharge the duties of the Board;

(b)	hold meetings of the independent directors without management and non-independent directors present; and

(c)	comply with the position description applicable to individual directors.

Chairman of the Board

6.       The Board is responsible to annually select an independent member of the Board to serve as Board Chairman to:

Management Information Circular	Zi Corporation

(a)	provide leadership to the independent directors;

(b)	manage the affairs of the Board; and

(c)	ensure that the Board functions effectively in fulfillment of its duties to the Issuer.

Committees of the Board

7.       The Board is responsible to:

(a)	establish such Committees of the Board as are required by applicable law and as are necessary to effectively discharge the duties of the Board;

(b)	appoint directors to serve as members of each Committee;

(c)	appoint a Chairman of each Committee to:

(i) provide leadership to the Committee;

(ii) manage the affairs of the Committee; and

(iii) ensure that the Committee functions effectively in fulfilling its duties to the Board and the Issuer; and

(d)	regularly receive and consider reports and recommendations of each Committee.

Supervision of Management

8.       The Board is responsible to:

(a)

select and appoint the Chief Executive Officer, and with the assistance of the Compensation Committee, establish Chief Executive Officer goals and objectives and evaluate Chief Executive Officer performance;

(b)	assist the Chief Executive Officer to select and appoint executive officers, establish executive officers' goals and objectives and monitor their performance; and

(c)	with the assistance of the Corporate Governance Committee, maintain a succession plan for the replacement of the Chief Executive Officer and executive officers.

Governance

9.       The Board is responsible to:

(a)

annually review and on the advice of the Corporate Governance Committee either approve or require revisions to the Mandates of the Board and each Committee, position descriptions, the Code of Business and all other policies of the Issuer (collectively the "Governance Documents");

(b)	take reasonable steps to satisfy itself that each director, the Chief Executive Officer and the executive officers are:

	(i)	performing their duties ethically;

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Management Information Circular	Zi Corporation

	(ii)	conducting business on behalf of the Issuer in accordance with the requirements and the spirit of the Governance Documents;

	(iii)	fostering a culture of integrity throughout the Issuer; and

(c)	arrange for the Governance Documents to be publicly disclosed.

Communications

10.      The Board is responsible to:

(a)	approve and implement a disclosure policy which provides for disclosure and communications practices governing the Issuer; and

(b)	approve and maintain a process for the Issuer's stakeholders to contact the independent directors directly with concerns and questions regarding the Issuer.

Waivers & Conflicts

11.      The Board is responsible for:

(a)	reviewing departures from the Code of Business (the "Code");

(b)	providing or denying waivers from the Code; and

(c)	disclosing departures from the Code including by filing required material change reports for material departures from the Code containing:

	(i)	the date of the departure;

	(ii)	the parties involved;

	(iii)	the reason why the Board has or has not sanctioned the departure; and

	(iv)	any measures taken to address or remedy the departure.

Strategic Planning

12.      The Board has the duty to:

(a)	adopt a strategic planning process for increasing shareholder value, annually approve a strategic plan, and regularly monitor the Issuer's performance against its strategic plan;

(b)	approve capital and operating budgets to implement the strategic plan;

(c)	conduct periodic reviews of the Issuer's resources, risks, and regulatory constraints and opportunities to facilitate the strategic plan; and

(d)	evaluate management's analysis of the strategies of existing and potential competitors and their impact, if any, on the Issuer's strategic plan.

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Management Information Circular	Zi Corporation

Risk Management

13.      The Board has the duty to:

(a)	adopt a process to identify business risks and ensure appropriate systems to manage risks; and

(b)	together with the Audit Committee, ensure policies and procedures are in place and are effective to maintain the integrity of the Issuer's:

	(i)	disclosure controls and procedures;

	(ii)	internal controls over financial reporting;

	(iii)	management information systems; and

	(iv)	auditing and accounting principles and practices.

Financial Management

14.     the Board has the duty to:

(a)	review and on the advice of the Audit Committee, approve, prior to their public dissemination:

	(i)	annual financial statements and notes thereto;

	(ii)	annual managements' discussion and analysis of financial condition and results of operations;

	(iii)	relevant sections of the annual report, annual information form and management information circular containing financial information;

	(iv)	forecasted financial information and forward looking statements; and

(v)

all press releases and other documents in which financial statements, earnings forecasts, results of operations or other financial information is disclosed other than with respect to interim financial statements; and

(b)

approve dividends and distributions, material financings, transactions affecting authorized capital or the issue and repurchase of shares and debt securities, and all material divestitures and acquisitions.

Materials

15.     The Board has access to all books, records, facilities and personnel of the Issuer necessary for the discharge of its duties.

Advisors

16.     The Board has the power, at the expense of the Issuer, to retain, instruct, compensate and terminate independent advisors to assist the Board in the discharge of its duties.

Chairman of the Board

17.     The Chairman will be appointed, serve and be removed at the pleasure of the Board.

18.     In addition to fulfilling his or her duties as an individual director, the duties of the Chairman are to:

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Management Information Circular	Zi Corporation

(a)	serve as the Board's role model for responsible, ethical and effective decision making;

(b)	provide leadership to the independent directors by organizing the Board to function independently of and meet without management and non-independent directors present;

(c)	manage the affairs of the Board to ensure that the Board is organized properly and functions effectively;

(d)	take reasonable steps to ensure that the members of Board execute their duties pursuant to their Mandate;

(e)	preside at, call and schedule each meeting of the Board;

(f)	preside at meetings of the shareholders and ensure that shareholder materials are distributed;

(g)	coordinate with management and the Corporate Secretary to ensure that:

(i) documents are delivered to directors in sufficient time in advance of Board meetings for a thorough review;

(ii) matters are properly presented for the Board's consideration at meetings;

(iii) the Board has an appropriate opportunity to discuss issues at each meeting; and

(iv)

the Board has an appropriate opportunity to question executive officers, management, employees, external auditors, experts and advisors regarding any and all matters of importance to the Board and the Corporation;

(h)	communicate with each Board member to ensure that:

(i) each director has the opportunity to be heard and participate in decision making; and

(ii) each director is accountable to the Board and to each Committee on which he or she serves.

(i)	arrange with the Corporate Secretary for the preparation, accuracy and distribution of all minutes of the Board;

(j)	ensure that each Committee of the Board, following their meetings:

(i) reports to the Board regarding their activities, findings and recommendations; and

(ii) makes Committee information available to any director upon request; and

(k)	assist in maintaining effective working relationships between Board members, the Chief Executive Officer, external auditors, experts, advisors, executive officers and management.

Chief Executive Officer

19.     The Chief Executive Officer will be appointed, serve and be removed at the pleasure of the Board.

20.     In addition to fulfilling his or her duties as an individual director, if applicable the duties of the Chief Executive Officer are to:

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Management Information Circular	Zi Corporation

(a)	serve as the Corporation's role model for responsible, ethical and effective decision making;

(b)	provide the Corporation with executive leadership and operational management;

(c)	with respect to strategic leadership:

	(i)	formulate the Corporation's strategic plan;

	(ii)	present the Corporation's goals and strategic plan to the Board for their approval;

	(iii)	update the Board regarding the Corporation's progress in reaching the approved goals and deploying the approved strategic plan;

	(iv)	implement capital and operating plans to support the strategic plan;

	(v)	update the Board regarding operational and financial matters relevant to the Corporation;

	(vi)	advise the Board of the Corporation's resources, industry and regulatory constraints and opportunities;

	(vii)	identify the risks of the strategy and suggest systems to manage such risks;

(d)	with respect to financial leadership:

	(i)	propose capital commitment and expenditure budgets for approval by the Board;

	(ii)	develop operating forecasts for revenues, expenditures, operational results and financial performance;

	(iii)	authorize the commitment of funds and corporate resources to fulfilling contracts, transactions and arrangements in the ordinary course of business and as approved by the Board; and

	(iv)	take reasonable steps to ensure that the Corporation's assets are safeguarded and optimized in the best interests of shareholders;

(e)	with respect to administrative leadership:

	(i)	develop and maintain an effective organizational structure;

	(ii)	establish clear responsibilities for individuals within the organizational structure;

	(iii)	establish, with the assistance of the Corporate Governance and Corporate Governance Committee, a succession plan for executive management;

(f)	with respect to governance leadership take reasonable steps to:

	(i)	ensure that the Corporation and the executive officers are practicing responsible, ethical and effective decision making;

	(ii)	ensure that the Corporation and the executive officers are promoting a corporate culture that promotes ethical practices, integrity, accountability and social responsibility;

	(iii)	establish effective control mechanisms for the Corporation's operations to ensure the integrity of the Corporation's internal control and management information systems; and

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Management Information Circular	Zi Corporation

(iv)

ensure that all operations and activities of the Corporation are conducted in compliance with applicable laws, regulations, exchange requirements, governance documents approved by the Board, policies, the Code of Business and sound business practices;

(g)	with respect to public leadership, act as the principal spokesperson for the Corporation and oversee interactions between the Corporation, the public, investors, regulators and the media; and

(h)	with respect to management, and with the assistance of the Board:

	(i)	delineate management's responsibilities; and

	(ii)	annually determine the goals and objectives to be made by management in the performance of their duties.

Adopted and approved by the Board: June 26, 2007.

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